Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 257977

PROSPECTUS SUPPLEMENT NO. 4

To Prospectus dated July 27, 2021

NUVVE HOLDING CORP.

11,000,000 SHARES OF COMMON STOCK (For Resale)

6,000,000 WARRANTS (For Resale)

6,000,000 SHARES OF COMMON STOCK (For Issuance)

This prospectus supplement no. 4 amends and supplements the prospectus dated July 27, 2021 (the “Prospectus”), relating to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 11,000,000 shares of common stock (the “Shares”), consisting of (i) 6,000,000 Shares issuable upon the exercise of 6,000,000 warrants (the “Warrants”) issued by us in a private placement on May 17, 2021, and (ii) 5,000,000 Shares issuable upon the exercise of the option embodied in the securities purchase agreement, dated as of May 17, 2021 (the “SPA”), between us and the Selling Securityholders, and (B) up to 6,000,000 Warrants. The Prospectus also relates to the offer and sale by us of 6,000,000 Shares upon exercise of the Warrants, solely to the extent the Warrants are publicly sold prior to their exercise.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under the registration rights agreement, dated as of May 17, 2021 (the “RRA”), between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the Shares or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their Shares or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholders may sell the Shares or Warrants in the section of the Prospectus entitled “Plan of Distribution.”

We will not receive any proceeds from the sale of Shares or Warrants by the Selling Securityholders pursuant to the Prospectus. However, we may receive up to (i) $125 million to the extent the Warrants are exercised in full on a cash basis, and (ii) $250 million to the extent the Selling Securityholders exercise their option to purchase shares of our common stock embodied in the SPA.

This prospectus supplement no. 4 incorporates into the Prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 12, 2021.

You should read this prospectus supplement no. 4 in conjunction with the Prospectus, including all prior supplements and amendments thereto. This prospectus supplement no. 4 is qualified by reference to the Prospectus, as previously supplemented and amended, except to the extent that the information in the prospectus supplement no. 4 supersedes the information contained in the Prospectus, as previously supplemented and amended. This prospectus supplement no. 4 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including all prior supplements and amendments thereto.

In addition to the Warrants, we have outstanding warrants to purchase common stock issued under a warrant agreement, by and between us and Continental Stock Transfer & Trust Company, as warrant agent (our “existing warrants”). Our common stock and our existing warrants are listed for trading on the Nasdaq Capital Market under the symbols “NVVE” and “NVVEW,” respectively. On November 11, 2021 the closing price of our common stock was $15.65 and the closing price of our existing warrants was $3.10.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 7 in the Prospectus and elsewhere in any supplements for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(MARK ONE)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2021
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number: 001-40296

NUVVE HOLDING CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware			86-1617000
(State or other jurisdiction of incorporation or organization)			(I.R.S. Employer Identification No.)

2468 Historic Decatur Road,	San Diego,	California	92106
(Address of principal executive offices)			(Zip Code)

	(619)	456-5161
(Registrant’s telephone number), including area code

N/A
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	NVVE	The Nasdaq Stock Market
Warrants to Purchase Common Stock	NVVEW	The Nasdaq Stock Market
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes   ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☒ No
As of November 4, 2021, 18,801,247 shares of the issuer’s common stock, par value $0.0001 per share, were issued and outstanding.

NUVVE HOLDING CORP.
FORM 10-Q FOR THE QUARTER ENDED September 30, 2021

i

PART I—FINANCIAL INFORMATION
Item 1.    Interim Financial Statements.
NUVVE HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash	$40,735,312	$2,275,895
Restricted cash	380,000	—
Accounts receivable	1,099,185	999,897
Inventories	6,179,175	1,052,478
Security deposit, current	—	20,427
Prepaid expenses and other current assets	1,485,229	416,985
Total Current Assets	49,878,901	4,765,682

Property and equipment, net	95,425	95,231
Intangible assets, net	1,515,936	1,620,514
Investment	670,951	670,951
Deferred financing costs	46,505,225	—
Financing receivables	125,000	—
Security deposit, long-term	3,057	3,057
Total Assets	$98,794,495	$7,155,435

Liabilities, Mezzanine Equity and Stockholders’ (Deficit) Equity
Current Liabilities
Accounts payable	$2,718,326	$2,960,249
Accrued expenses	2,974,820	585,396
Deferred revenue	262,939	196,446
Debt	—	4,294,054
Other liabilities	7,770	—
Total Current Liabilities	5,963,855	8,036,145

Warrants liability	626,000	—
Derivative liability - non-controlling redeemable preferred shares	509,785	—
Other long-term liabilities	20,561	—
Total Liabilities	7,120,201	8,036,145

Commitments and Contingencies
Mezzanine equity
Redeemable non-controlling interests, preferred shares, zero par value, 1,000,000 shares authorized, 3,138 shares issue and outstanding; aggregate liquidation preference of $3,177,096 at September 30, 2021	2,723,960	—
Stockholders’ (Deficit) Equity
Convertible preferred stock, $0.0001 par value, zero and 30,000,000 shares authorized; zero and 16,789,088 shares issued and outstanding; aggregate liquidation preference of $0 and $12,156,676 at September 30, 2021 and December 31, 2020, respectively	—	1,679
Preferred stock, $0.0001 par value, 1,000,000 shares authorized; zero shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	—	—
Common stock, $0.0001 par value, 100,000,000 and 30,000,000 shares authorized; 18,634,537 and 9,122,996 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	1,865	2,616
Additional paid-in capital	127,992,794	19,650,659
Accumulated other comprehensive income (loss)	69,941	(77,841)
Accumulated deficit	(38,844,294)	(20,457,823)
Nuvve Stockholders’ Equity (Deficit)	89,220,306	(880,710)
Non-controlling interests	(269,972)	—
Total Stockholders’ Equity (Deficit)	88,950,334	(880,710)
Total Liabilities, Mezzanine equity and Stockholders’ Equity (Deficit)	$98,794,495	$7,155,435
The accompanying notes are an integral part of these condensed consolidated financial statements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue
Products and services	$682,900	$541,349	$1,761,319	$901,395
Grants	480,104	799,561	1,182,047	1,847,988
Total revenue	1,163,004	1,340,910	2,943,366	2,749,383
Operating expenses
Cost of product and service revenue	387,582	32,125	877,468	65,329
Selling, general, and administrative	6,599,490	1,366,472	16,352,021	3,083,892
Research and development	1,622,608	770,696	4,574,803	1,977,781
Total operating expenses	8,609,680	2,169,293	21,804,292	5,127,002

Operating loss	(7,446,676)	(828,383)	(18,860,926)	(2,377,619)
Other income (expense)
Interest income (expense)	3,220	(48,457)	(592,345)	(55,787)
Change in fair value of conversion option on convertible notes	—	19,000	—	19,000
Change in fair value of warrants liability	557,000	—	627,228	—
Change in fair value of derivative liability	(12,179)	—	(12,179)	—
Other, net	(69,647)	75,590	321,914	81,246
Total other (expense) income, net	478,394	46,133	344,618	44,459
Loss before taxes	(6,968,282)	(782,250)	(18,516,308)	(2,333,160)
Income tax (benefit) expense	—	—	1,000	1,000
Net loss	$(6,968,282)	$(782,250)	$(18,517,308)	$(2,334,160)
Less: Net loss attributable to non-controlling interests	(130,837)	—	(130,837)	—
Net loss attributable to Nuvve Holding Corp.	$(6,837,445)	$(782,250)	$(18,386,471)	$(2,334,160)
Less: Preferred dividends on redeemable non-controlling interests	39,096	—	39,096	—
Less: Accretion on redeemable non-controlling interests preferred shares	100,039	—	100,039	—
Net loss attributable to Nuvve common stockholders	$(6,976,580)	$(782,250)	$(18,525,606)	$(2,334,160)

Net loss per share attributable to Nuvve common stockholders, basic and diluted	$(0.37)	$(0.09)	$(1.16)	$(0.27)

Weighted-average shares used in computing net loss per share attributable to Nuvve common stockholders, basic and diluted	18,627,978	8,778,916	15,931,466	8,778,916
The accompanying notes are an integral part of these condensed consolidated financial statements.

NUVVE HOLDING CORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss	$(6,968,282)	$(782,250)	$(18,517,308)	$(2,334,160)
Other comprehensive (loss) income, net of taxes
Foreign currency translation adjustments, net of taxes	51,179	(83,704)	147,782	(95,113)
Total Comprehensive loss	$(6,917,103)	$(865,954)	$(18,369,526)	$(2,429,273)
Less: Comprehensive loss attributable to non-controlling interests	(130,837)	—	(130,837)	—
Comprehensive loss attributable to Nuvve Holding Corp.	$(6,786,266)	$(865,954)	$(18,238,689)	$(2,429,273)
Less: Preferred dividends on redeemable non-controlling interests	(39,096)	—	(39,096)	—
Less: Accretion on redeemable non-controlling interests preferred shares	(100,039)	—	(100,039)	—
Comprehensive loss attributable to Nuvve common stockholders	$(6,647,131)	$(865,954)	$(18,099,554)	$(2,429,273)
The accompanying notes are an integral part of these condensed consolidated financial statements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
(Unaudited)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-controlling Interests	Total
	Shares	Amount	Shares	Amount
Balances December 31, 2020, as previously reported	16,789,088	$1,679	26,162,122	$2,616	$19,650,659	$(77,841)	$(20,457,823)	$—	$(880,710)
Conversion of shares due to merger capitalization	(16,789,088)	(1,679)	(17,039,126)	(1,704)	3,383	—	—	—	—
Balances December 31, 2020, as previously reported	—	—	9,122,996	912	19,654,042	(77,841)	(20,457,823)	—	(880,710)
Beneficial conversion feature - convertible debenture	—	—	—	—	427,796	—	—	—	427,796
Conversion of convertible debenture	—	—	544,178	54	3,999,381	—	—	—	3,999,435
Repurchase of common stock from EDF	—	—	(600,000)	(60)	(5,999,940)	—	—	—	(6,000,000)
Assumption of private warrant liability from Newborn	—	—	—	—	(1,253,228)	—	—	—	(1,253,228)
Merger recapitalization, net of share redemption of $18,629 and issuance costs of $5,979,675	—	—	8,060,418	806	51,750,557	—	—	—	51,751,363
Placement agent fee paid in common stock	—	—	208,532	21	2,085,299	—	—	—	2,085,320
PIPE offering, less issuance costs of $2,500	—	—	1,425,000	143	14,247,357	—	—	—	14,247,500
Notice of exercise of put option	—	—	—	—	(2,000,000)	—	—	—	(2,000,000)
Stock-based compensation	—	—	—	—	262,105	—	—	—	262,105
Currency translation adjustment	—	—	—	—	—	116,749	—	—	116,749
Net loss	—	—	—	—	—	—	(5,361,720)	—	(5,361,720)
Balances March 31, 2021	—	—	18,761,124	1,876	83,173,369	38,908	(25,819,543)	—	57,394,610
Additional merger recapitalization costs	—	—	—	—	(265,736)	—	—	—	(265,736)
Buyback of shares related to exercise of put option	—	—	(134,500)	(13)	13	—	—	—	—
Issuance of warranties to Stonepeak and Evolve	—	—	—	—	30,234,000	—	—	—	30,234,000
Issuance of options to purchase shares of common stock to Stonepeak and Evolve	—	—	—	—	12,584,000	—	—	—	12,584,000
Stock-based compensation	—	—	—	—	1,090,603	—	—	—	1,090,603
Currency translation adjustment	—	—	—	—	—	(20,146)	—	—	(20,146)
Net loss	—	—	—	—	—	—	(6,187,306)	—	(6,187,306)
Balances June 30, 2021	—	—	18,626,624	1,863	126,816,249	18,762	(32,006,849)	—	94,830,025
Exercise of stock options	—	—	7,913	2	18,323	—	—	—	18,325
Stock-based compensation	—	—	—	—	1,337,373	—	—	—	1,337,373
Stonepeak and Evolve warrants and option deferred commitment costs - amortization	—	—	—	—	(179,151)	—	—	—	(179,151)
Currency translation adjustment	—	—	—	—	—	51,179	—	—	51,179
Preferred dividends - non-controlling interest	—	—	—	—	—	—	—	(39,096)	(39,096)
Accretion on redeemable non-controlling interests preferred shares	—	—	—	—	—	—	—	(100,039)	(100,039)
Net loss	—	—	—	—	—	—	(6,837,445)	(130,837)	(6,968,282)
Balances September 30, 2021	—	$—	18,634,537	$1,865	$127,992,794	$69,941	$(38,844,294)	$(269,972)	$88,950,334
The accompanying notes are an integral part of these condensed consolidated financial statements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Unaudited)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balances December 31, 2019, as previously reported	16,789,088	$1,679	24,542,314	$2,454	$17,131,913	$107,620	$(15,573,689)	$1,669,977
Conversion of shares due to merger capitalization	(16,789,088)	(1,679)	(15,763,398)	(1,576)	3,255	—	—	—
Balances December 31, 2019, effect of reverse recapitalization (refer to Note 2)	—	$—	8,778,916	$878	$17,135,168	$107,620	$(15,573,689)	$1,669,977
Stock-based compensation	—	—	—	—	17,557	—	—	17,557
Currency translation adjustment	—	—	—	—	—	26,781	—	26,781
Net loss	—	—	—	—	—	—	(497,808)	(497,808)
Balances March 31, 2020	—	—	8,778,916	878	17,152,725	134,401	(16,071,497)	1,216,507
Stock-based compensation	—	—	—	—	15,421	—	—	15,421
Currency translation adjustment	—	—	—	—	—	(38,190)	—	(38,190)
Net loss	—	—	—	—	—	—	(1,054,102)	(1,054,102)
Balances June 30, 2020	—	$—	8,778,916	$878	$17,168,146	$96,211	$(17,125,599)	$139,636
Stock-based compensation	—	—	—	—	82,090	—	—	82,090
Currency translation adjustment	—	—	—	—	—	(83,704)	—	(83,704)
Net loss	—	—	—	—	—	—	(782,250)	(782,250)
Balances September 30, 2020	—	$—	8,778,916	$878	$17,250,236	$12,507	$(17,907,849)	$(644,228)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Operating activities
Net loss	$(18,517,308)	$(2,334,160)
Adjustments to reconcile to net loss to net cash used in operating activities
Depreciation and amortization	122,352	123,607
Share-based compensation	2,690,081	115,068
Beneficial conversion feature on convertible debenture	427,796	(19,000)
Accretion of discount on convertible debenture	116,147	43,385
Change in fair value of warrants liability	(627,228)	—
Loss on disposal of asset	1,349	—
Gain on extinguishment of PPP Loan	(492,100)	—
Noncash lease expense	2,141	—
Change in operating assets and liabilities
Accounts receivable	(99,963)	76,948
Inventory	(5,126,698)	32,266
Prepaid expenses and other assets	(4,062,202)	(93,332)
Accounts payable	(240,200)	427,332
Accrued expenses	2,260,833	137,983
Deferred revenue	66,493	220,662
Net cash used in operating activities	(23,478,507)	(1,269,241)
Investing activities
Proceeds from sale of property and equipment	7,784	—
Purchase of property and equipment	—	(22,504)
Net cash provided (used) in investing activities	7,784	(22,504)
Financing activities
Proceeds from issuance of convertible notes	—	496,500
Proceeds from Newborn Escrow Account	58,184,461	—
Redemption of Newborn shares	(18,629)	—
Issuance costs related to reverse recapitalization and PIPE offering	(3,970,657)	—
Proceeds from PIPE offering	14,250,000	—
Repayment of Newborn sponsor loans	(487,500)	—
Repurchase of common stock from EDF	(6,000,000)	—
Newborn cash acquired	50,206	—
Purchase of stock from investor	(2,000,000)	—
Payment of financing costs	(1,000,000)	—
Payment of finance lease Obligations	(4,613)	—
Proceeds from PPP/EIDL Loan	—	642,000
Proceeds from exercise of stock options	18,325	—
Issuance of Common Stock	—	(3)
Issuance of Preferred Stock	3,138,000	—
Repayment proceeds from shareholder loan	—	(75,000)
Proceeds from shareholder loan	—	75,000
Net cash provided by financing activities	62,159,593	1,138,497
Effect of exchange rate on cash	150,547	(95,399)
Net increase (decrease) in cash and restricted cash	38,839,417	(248,647)
Cash and restricted cash at beginning of year	2,275,895	326,703
Cash and restricted cash at end of period	$41,115,312	$78,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Unaudited)
	Nine Months Ended September 30,
	2021	2020

Supplemental Disclosure of Noncash Financing Activity
Conversion of preferred stock to common stock	$1,679	$—
Conversion of debenture and accrued interest to common shares	$3,999,435	$—
Conversion of shares due to reverse recapitalization	$3,383	$—
Issuance of common stock for merger success fee	$2,085,299	$—
Non-cash merger transaction costs	$2,085,299	$—
Accrued transaction costs related to reverse recapitalization	$189,434	$—
Issuance of private warrants	$1,253,228	$—
Forgiveness of PPP Loan	$492,100	$—
Issuance of Stonepeak and Evolve warrants	$30,234,000	$—
Issuance of Stonepeak and Evolve options	$12,584,000	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business
(a)Description of Business
Nuvve Holding Corp., a Delaware corporation headquartered in San Diego, California (the “Company” or “Nuvve”), formerly known as NB Merger Corp., was founded on November 10, 2020 under the laws of the state of Delaware. On March 19, 2021, the Company (at the time known as NB Merger Corp.) acquired the outstanding shares of Nuvve Corporation (“Nuvve Corp.”), and the Company changed its name to Nuvve Holding Corp. (see Business Combination below).
The Company owns 100% of Nuvve Corporation, a Delaware corporation headquartered in San Diego, California (“Nuvve Corp.”), which was founded on October 18, 2010, to develop and commercialize Vehicle to Grid ("V2G") technology. Nuvve has developed a proprietary V2G technology, including the Company’s Grid Integrated Vehicle (“GIVe™”) cloud-based software platform, that enables it to link multiple electric vehicle ("EV") batteries into a virtual power plant ("VPP") to provide bi-directional energy to the electrical grid in a qualified and secure manner. The VPP can generate revenue by selling or making available to utility companies excess energy when the price is relatively high or buying energy when the price is relatively low. The V2G technology may allow energy users to reduce energy peak consumption and enable utilities to reduce the required internally generated peak demand. This V2G technology was initially developed in 1996 by Dr. Willett Kempton, Ph.D, at the University of Delaware and is now being deployed for commercial use as a part of the management of fleets of electric vehicles, including buses. Nuvve’s technology is patent protected. Nuvve’s first commercial operation was proven in Copenhagen in 2016. Since then, Nuvve has established operations in the United States, the United Kingdom, France, and Denmark. In addition to Nuvve’s algorithms and software, Nuvve provides complete V2G solutions to its customers, including V2G bidirectional chargers which are preconfigured to work with Nuvve’s GIVe platform. The Company’s technology is compatible with several charger manufacturers both in DC (such as CHAdeMO, a DC charging standard for electric vehicles, enabling seamless communication between the vehicle and the charger) and AC mode.
(b)Structure of the Company
Nuvve has two wholly owned subsidiaries, Nuvve Corp. and Nuvve Co (Nuvve Japan). Nuvve Corp. has three wholly owned subsidiaries: (1) Nuvve Denmark ApS, (“Nuvve Denmark”), a company registered in Denmark, (2) Nuvve SaS, a company registered in France, and (3) Nuvve LTD, a company registered in United Kingdom. In March 2020, following the establishment of its investment in Dreev in 2019 (Note 6), the Company ceased operations of its subsidiary, Nuvve SaS in France. The two employees of Nuvve SaS resigned from the Company in March 2020 and were concurrently hired by Dreev. Financial results for Nuvve SaS are included in the Company’s financial results through the cessation of operations.
On August 4, 2021, the Company formed Levo Mobility LLC, a Delaware limited liability company ("Levo"), with Stonepeak Rocket Holdings LP, a Delaware limited partnership (Stonepeak"), and Evolve Transition Infrastructure LP, a Delaware limited partnership ("Evolve"). Levo is a consolidated a entity of the Company. Please see Note 16 for a summary description of the key items of the Levo agreements, and Note 2 for the principles of consolidation.
Levo is a sustainable infrastructure company focused on rapidly advancing the electrification of transportation by funding V2G-enabled EV fleet deployments. Levo utilizes Nuvve’s V2G technology and committed capital from Stonepeak and Evolve to offer Fleet-as-a-Service for school buses, last-mile delivery, ride hailing and ride sharing, municipal services, and more to eliminate the primary barriers to EV fleet adoption including large upfront capital investments and lack of expertise in securing and managing EVs and associated charging infrastructure.

Levo's turnkey solution simplifies and streamlines electrification, can lower the total cost of EV operation for fleet owners, and support the grid when the EVs are not in use. For a fixed monthly payment with no upfront cost, Levo will provide the EVs, such as electric school buses, charging infrastructure powered by Nuvve’s V2G platform, EV and charging station maintenance, energy management, and technical advice.

Levo will initially focus on electrifying school buses, providing associated charging infrastructure, and delivering V2G services to enable safer and healthier transportation for children while supporting carbon dioxide emission reduction, renewable energy integration, and improved grid resiliency.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2 – Summary of Significant Accounting Policies
(a)Basis of Presentation
The accompanying audited (i) condensed consolidated balance sheet as of December 31, 2020, which has been derived from audited financial statements, and (ii) the unaudited interim condensed financial statements have been prepared in accordance pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Therefore, it is suggested that these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Current Report on Form 8-K dated March 19, 2021, filed with the SEC.
In the opinion on management, in addition to the adjustments to record the business combination (the “Business Combination”) between Newborn Acquisition Corp (“Newborn”), the Company, and Nuvve Corp., pursuant to which the Company acquired the outstanding shares of Nuvve Corp. (see paragraph below), the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, comprehensive loss, cash flows, and stockholders’ equity for the interim periods, but are not necessarily indicative of the results to be anticipated for the full year 2021 or any future period.
The Business Combination between Newborn, a Special Purpose Acquisition Company (“SPAC”), the Company, prior to the Business Combination a wholly owned subsidiary of Newborn, and Nuvve Corp., prior to the Business Combination a privately held operating company, pursuant to which the Company acquired the outstanding shares of Nuvve Corp. (see Business Combination below) was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, Newborn was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Nuvve Corp. issuing stock for the net assets of Newborn, accompanied by a recapitalization. The net assets recorded from Newborn are stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Nuvve Corp. The shares and corresponding capital amounts and earnings per share available for common stockholders prior to the Business Combination have been retroactively restated to reflect the exchange ratio established in the Business Combination.
(b)Principles of Consolidation
The condensed consolidated financial statements include the accounts and operations of the Company, its wholly owned subsidiaries and its consolidated variable interest entity. All intercompany accounts and transactions have been eliminated upon consolidation.

Variable Interest Entities

Pursuant to the consolidation guidance, the Company first evaluates whether it holds a variable interest in an entity in which it has a financial relationship and, if so, whether or not that entity is a variable interest entity ("VIE"). A VIE is an entity with insufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors lack the characteristics of a controlling financial interest. If an entity is determined to be a VIE, the Company evaluates whether the Company is the primary beneficiary. The primary beneficiary analysis is a qualitative analysis based on power and economics. The Company concludes that it is the primary beneficiary and consolidates the VIE if the Company has both (i) the power to direct the activities of the VIE that most significantly influence the VIE's economic performance, and (ii) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

The Company formed Levo with Stonepeak and Evolve (see Note 16 for details), in which the Company owns 51% of Levo's common units. The Company has determined that Levo is a VIE in which the Company is the primary beneficiary. Accordingly, the Company consolidates Levo and records a non-controlling interest for the share of the entity owned by Stonepeak and Evolve.

Assets and Liabilities of Consolidated VIEs

The Company's condensed consolidated financial statements include the assets, liabilities and results of operations of VIEs for which the Company is the primary beneficiary. The other equity holders’ interests are reflected in "Net loss attributable to

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

non-controlling interests" in the condensed consolidated statements of operations and "Non-controlling interests" in the condensed consolidated balance sheets. See Note 17 for details of non-controlling interests. The Company began consolidating the assets, liabilities and results of operations of Levo during the quarter ended September 30, 2021.

The creditors of the consolidated VIE do not have recourse to the Company other than to the assets of the consolidated VIEs. The following table summarizes the carrying amounts of Levo assets and liabilities included in the Company’s condensed consolidated balance sheets at September 30, 2021:

September 30, 2021
Assets
Cash	$67,774
Deferred financing costs	3,920,323
Total Assets	$3,988,097

Liabilities and Mezzanine Equity
Accrued expenses	$39,096
Derivative liability - non-controlling redeemable preferred shares	509,785
Total Liabilities	$548,881

(c)Redeemable Non-Controlling Interest - Mezzanine Equity
Redeemable non-controlling interest represents the shares of the preferred stock issued by Levo to Stonepeak and Evolve (the "preferred shareholders") who own 49% of Levo common units. The preferred stock is not mandatorily redeemable or currently redeemable, but it could be redeemable with the passage of time at the election of Levo, the preferred shareholders or a trigger event as defined in the preferred stock agreement. As a result of the contingent put right available to the preferred shareholders, the redeemable non-controlling interests in Levo are classified outside of permanent equity in the Company’s unaudited condensed consolidated balance sheets as mezzanine equity. The initial carrying value of the redeemable non-controlling interest is reported at the initial proceeds received on issuance date, reduced by the fair value of embedded derivatives resulting in an adjusted initial carrying value. The adjusted initial carrying value is further adjusted for the accretion of the difference with the redemption price value using the effective interest method. The accretion amount is a deemed dividend recorded against retained earnings or, in its absence, to additional-paid-in-capital. The carrying amount of the redeemable non-controlling interest is measured at the higher of the carrying amount adjusted each reporting period for income (or loss) attributable to the non-controlling interest, or the carrying amount adjusted each reporting period by the accretion amount. See Note 17 for details.
(d)Non-controlling interests
The Company presents non-controlling interests as a component of equity on its condensed consolidated balance sheets and reports the portion of its earnings or loss for non-controlling interest as net earnings or loss attributable to non-controlling interests in the condensed consolidated statements of operations.
(e)Business Combination
The Company is party to a merger agreement (as amended, the “Merger Agreement”), dated as of November 11, 2020 and amended as of February 20, 2021, by and among Newborn, a Cayman Islands company, the Company, a Delaware corporation and prior to the Business Combination a wholly owned subsidiary of Newborn, Nuvve Merger Sub Inc., a Delaware corporation and prior to the Business Combination a wholly-owned subsidiary of the Company (the “Merger Sub”), Nuvve Corp., a Delaware corporation, and Ted Smith, an individual, as the representative of the stockholders of Nuvve Corp.
On March 16, 2021, Newborn held an extraordinary general meeting of its shareholders, at which Newborn’s shareholders approved the Business Combination, along with certain other related proposals.
On March 19, 2021 (the “Closing Date”), the parties consummated the Business Combination. Pursuant to the Merger Agreement, the Business Combination was effected in two steps: (i) Newborn reincorporated to the State of Delaware by merging with and into the Company, with the Company surviving as the publicly-traded entity (the “Reincorporation Merger”); and (ii) immediately after the Reincorporation Merger, Merger Sub merged with and into Nuvve, with Nuvve surviving as a wholly-owned subsidiary of the Company (the “Acquisition Merger”).
Immediately prior to the effectiveness of the Reincorporation Merger and the Acquisition Merger, the Company filed its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, pursuant to which, among other

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

things, the Company changed its name to “Nuvve Holding Corp.” and adopted certain other changes that the Company’s Board of Directors deemed appropriate for an operating public company.
In connection with the entry into the Merger Agreement, on November 11, 2020, Newborn entered into subscription agreements (the “Subscription Agreements”) with certain accredited Private Investment in Public Equity investors (the “PIPE Investors”), under which, immediately before the closing of the Business Combination, the PIPE Investors purchased 1,425,000 ordinary shares of Newborn, at a purchase price of $10.00 per share, for an aggregate purchase price of $14,250,000 in a private placement (the “PIPE”). The PIPE Investors also received warrants to purchase 1,353,750 ordinary shares of Newborn (the “PIPE Warrants”) that were identical to Newborn’s other outstanding warrants.
Also, on November 11, 2020, Nuvve Corp. entered into a bridge loan agreement with an accredited investor, under which, on November 17, 2020, the investor purchased a $4,000,000 6% Senior Secured Convertible Debenture from Nuvve Corp. (the “Bridge Loan”), which automatically converted into shares of Nuvve Corp.’s common stock immediately before the closing of the Business Combination.
Upon the closing of the Reincorporation Merger, each of Newborn’s outstanding units was automatically separated into its constituent securities, and Newborn’s outstanding securities (including the Newborn ordinary shares and Newborn warrants purchased by the PIPE Investors) were converted into a like number of equivalent securities of the Company, except that each of Newborn’s rights was converted automatically into one-tenth of one share of the Company’s common stock in accordance with its terms.
Upon the closing of the Acquisition Merger, each share of Nuvve Corp.’s common stock outstanding immediately prior to the effective time of the Acquisition Merger (including the shares issued upon conversion of Nuvve Corp.’s preferred stock and upon conversion of the Bridge Loan as described above) automatically was converted into approximately 0.212403050 shares (the “Closing Exchange Ratio”) of the Company’s common stock, for an aggregate of 9,122,996 shares of the Company’s common stock. Each outstanding option to purchase Nuvve Corp.’s common stock (“Nuvve Options”) was assumed by the Company and converted into an option to purchase a number of shares of the Company’s common stock equal to the number of shares of Nuvve Corp.’s common stock subject to such option immediately prior to the effective time multiplied by the Closing Exchange Ratio, for an aggregate of 1,303,610 shares of the Company’s common stock, at an exercise price equal to the exercise price immediately prior to the effective time divided by the Closing Exchange Ratio.
The Closing Exchange Ratio was determined by taking (i) a number of shares of the Company’s common stock equal to (A) the Closing Merger Consideration (as defined below), divided by (B) $10.00 per share, and dividing it by (ii) the sum of (x) the total number of shares of Nuvve Corp.’s common stock outstanding as of immediately prior to closing (including the shares issued upon conversion of Nuvve Corp.’s preferred stock, but excluding the shares issued upon conversion of the Bridge Loan) and (y) the total number of shares of Nuvve Corp.’s common stock issuable upon exercise of Nuvve Options outstanding immediately prior to the closing. The “Closing Merger Consideration” was determined by taking $100,000,000, subtracting the amount of Nuvve Corp.’s indebtedness for borrowed money as of the closing of the Acquisition Merger (excluding Payroll Protection Program loans eligible for forgiveness – see Note 8), which was zero, and adding the aggregate exercise price of the Nuvve Options outstanding as of the date of the Merger Agreement or granted prior to the closing of the Acquisition Merger, which was $4,265,785.
Additionally, the former stockholders of Nuvve Corp. may be entitled to receive up to 4.0 million earn-out shares of the Company’s common stock if, for the fiscal year ending December 31, 2021, the Company’s revenue equals or exceeds $30,000,000. The former Nuvve Corp. stockholders will be entitled to a portion of the earn-out shares only if they continue to hold their shares of the Company’s common stock received in the Acquisition Merger through the earn-out payment date.
Pursuant to a purchase and option agreement, dated as of November 11, 2020 (the “Purchase and Option Agreement”), between the Company and EDF Renewables, Inc. (“EDF Renewables”), a former stockholder of Nuvve Corp. and the owner of more than 5% of the Company’s common stock, immediately after the closing, the Company repurchased 600,000 shares of the Company’s common stock from EDF Renewables at a price of $10.00 per share. In addition, on the Closing Date, EDF Renewables exercised its option to sell an additional $2,000,000 of shares of the Company’s common stock back to the Company at a price per share of $14.87 (the average closing price over the five preceding trading days). The share repurchase was completed on April 26, 2021 (see Note 9).
As agreed between the parties to the Merger Agreement, immediately following the closing of the Acquisition Merger, the Company’s board of directors consisted of seven directors, five of whom were designated by Nuvve and two of whom were designated by Newborn. A majority of the directors qualified as independent directors under rules of Nasdaq.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In Newborn’s initial public offering, Newborn issued 5,750,000 units at $10.00 per unit. Each unit issued in the initial public offering consisted of one ordinary share, one warrant to purchase one-half of an ordinary share (the “Public Warrant”), and one right automatically convertible into one-tenth of an ordinary upon completion of an initial business combination. Concurrently with the initial public offering, Newborn sold to its sponsor 272,500 units at $10.00 per unit in a private placement. Each unit in the private placement consisted of one ordinary share, one warrant to purchase one-half of an ordinary share (the “Private Warrant”), and one right automatically convertible into one-tenth of an ordinary share upon completion of an initial business combination. Newborn received net proceeds of approximately $57,989,380 from the public and private units. Upon closing of the initial public offering and the private placement, $57,500,000 was placed by Newborn in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”). On the Closing Date of the Business Combination, the balance in the Trust Account was $58,471,961. After the closing of the Business Combination, and other transactions described above, including payment of $18,630 for redemptions of ordinary shares by Newborn stockholders, payment of transaction costs of $3,702,421, repayment of loans made by Newborn’s sponsor to Newborn of $487,500, repurchase of $6,000,000 in common shares held by EDF Renewables, and transfer into an escrow account with Silicon Valley Bank of $495,000 to cover the balance of the Company’s PPP Loan payable (Note 8), the Company received total net proceeds from the Trust Account in cash of $47,768,410.
Also on March 19, 2021, the PIPE closed, and the Company received cash proceeds, net of $2,500 of transaction costs, of $14,247,500.
(f)Emerging Growth Company
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) permits emerging growth companies (“EGC”) to delay complying with new or revised financial accounting standards that do not yet apply to private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act). The Company qualifies as an EGC. The JOBS Act provides that an EGC can elect to opt-out of the extended transition period and comply with the requirements that apply to non-EGCs, but any such election to opt-out is irrevocable. The Company has elected not to opt-out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an EGC, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This different adoption timing may make a comparison of the Company’s financial statements with another public company which is neither an EGC nor an EGC that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
(g)COVID-19
The novel coronavirus (COVID-19) which was declared a pandemic in March 2020, and the related restrictive measures such as travel restrictions, quarantines, and shutdowns, has negatively impacted the global economy. As national and local governments in different countries ease COVID-19 restrictions, and vaccines are distributed and rolled out successfully, we continue to see improved economic trends. However, COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company continues to monitor the situation closely but, at this time, is unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic has and will have on its business, operating results, cash flows and financial condition, and it could be material if the current circumstances continue to exist for a prolonged period of time. In addition to any direct impact on Nuvve’s business, it is reasonably possible that the estimates made by management in preparing Nuvve’s financial statements have been, or will be, materially and adversely impacted in the near term as a result of the COVID-19 outbreak.
(h)Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management include the impairment of intangible assets, the net realizable value of inventory, the fair value of share-based payments, the fair value of notes payable conversion options, revenue recognition, the fair value of warrants, and the recognition and disclosure of contingent liabilities.
Management evaluates its estimates on an ongoing basis. Actual results could materially vary from those estimates.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(i)Warrants
The Company reviews the terms of warrants to purchase its common stock to determine whether warrants should be classified as liabilities or stockholders’ equity in its consolidated balance sheet. In order for a warrant to be classified in stockholders’ equity, the warrant must be (a) indexed to the Company’s equity and (b) meet the conditions for equity classification in Accounting Standards Codification (“ASC”) Subtopic 815-40, Derivatives and Hedging – Contracts in an Entity’s Own Equity. If a warrant does not meet the conditions for equity classification, it is carried on the consolidated balance sheet as a warrant liability measured at fair value, with subsequent changes in the fair value of the warrant recorded in the statement of operations as change in fair value of warrants in other income (expense). If a warrant meets both conditions for equity classification, the warrant is initially recorded in additional paid-in capital on the consolidated balance sheet, and the amount initially recorded is not subsequently remeasured at fair value.
(j)Foreign Currency Matters
For Nuvve Corp., Nuvve SaS, and Nuvve LTD, the functional currency is the U.S. dollar. All local foreign currency asset and liability amounts are remeasured into U.S. dollars at balance sheet date exchange rates, except for inventories, prepaid expenses, and property, plant, and equipment, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts which are remeasured at historical exchange rates. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income (expense) in the condensed consolidated statements of operations.
The financial position and results of operations of the Company’s non-U.S. dollar functional currency subsidiary, Nuvve Denmark, are measured using the subsidiary’s local currency as the functional currency. The Company translates the assets and liabilities of Nuvve Denmark into U.S. dollars using exchange rates in effect at the balance sheet date. Revenues and expenses for the subsidiary are translated using rates that approximate those in effect during the period. The resulting translation gain and loss adjustments are reflected as a foreign currency translation adjustment in accumulated other comprehensive income (loss) within stockholders’ equity in the condensed consolidated balance sheets. Foreign currency translation adjustments are included in other comprehensive income in the condensed consolidated statements of operations and comprehensive loss.
(k)Cash and Restricted Cash
The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation, which is up to $250,000. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.
Pursuant to the Business Combination agreement, $495,000 of the proceeds received from Newborn’s trust account were required to be set aside in trust for the possible repayment of the Company’s Payroll Protection Plan (“PPP”) loan (Note 8). The Company applied for forgiveness of the PPP loan. In June 2021, the PPP loan was fully forgiven and the $495,000 in trust was released to the Company.

In May 2021, in connection with a new office lease agreement, the Company was required to provide an irrevocable, unconditional letter of credit in the amount of $380,000 to the landlord upon execution of the lease. This amount securing the letter of credit was recorded as restricted cash as of September 30, 2021.
(l)Accounts Receivable
Accounts receivable consist primarily of payments due from customers under the Company’s contracts with customers. The Company performs ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, assessment of their credit history, and review of the invoicing terms of the contract. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. Based on the analysis the Company did not record an allowance for doubtful accounts as of September 30, 2021 or December 31, 2020.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(m)Concentrations of Credit Risk
Revenue for customers that accounted for 10% or more of revenue for the three and nine months ended September 30, 2021 and 2020, are summarized below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Customer 1 (grant revenue)	14.5%	31.8%	17.9%	33.5%
Customer 2 (grant revenue)	*	19.1%	13.8%	11.1%
Customer 3 (grant revenue)	17.0%	*	*	*
Customer 4 (services revenue)	13.3%	*	*	*
Customer 5 (services revenue)	*	12.2%	*	16.2%
Customer 6 (Product revenue)	29.6%	*	11.7%	*
Customer 7 (Product revenue)	*	12.2%	*	10.5%
Accounts receivable balances for customers that accounted for 10% or more of accounts receivable at September 30, 2021, and December 31, 2020, is summarized below:

	September 30, 2021	December 31, 2020
Customer 1 (grant revenue)	15.2%	15.0%
Customer 2 (grant revenue)	16.9%	19.0%
Customer 3 (product revenue)	10.0%	27.0%
Customer 4 (product revenue)	11.8%	10.0%
Customer 5 (product revenue)	20.9%	10.0%
____________________________
*Amount represents less than 10%
(n)Inventories
Inventories, consisting primarily of EV charging stations, are stated at the lower of cost or net realizable value. The Company values its inventories using the first-in, first-out method. Cost includes purchased products. Net realizable value is based on current selling prices less costs of disposal. At September 30, 2021, and December 31, 2020, the Company’s inventories consisted solely of finished goods, including school buses added as of September 30, 2021, which the Company expect to lease or sell in the future. Should demand for the Company’s products prove to be significantly less than anticipated, the ultimate realizable value of the Company’s inventories could be substantially less than the amount shown on the accompanying condensed consolidated balance sheets. As of September 30, 2021, the Company has taken delivery of four school buses out of the ten it has a commitment to purchase from the manufacturer. The manufacturer is expected to deliver all the school buses within one year from the purchase order date of May 26, 2021.
The following table summarizes the Company’s inventories balance by category:

	September 30, 2021	December 31, 2020
DC Chargers	$4,576,750	$842,122
AC Chargers	257,119	163,346
Vehicles - School Buses	1,296,000	—
Others	49,306	47,010
Total	$6,179,175	$1,052,478

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(o)Property and Equipment, Net
Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective asset. Maintenance and repairs are expensed as incurred while betterments are capitalized. Upon sale or disposition of assets, any gain or loss is included in the condensed consolidated statement of operations.
(p)Intangible Assets
Intangible assets consist of patents which are amortized over the period of estimated benefit using the straight-line method. No significant residual value is estimated for intangible assets.
(q)Impairment of Long-Lived Assets
The Company evaluates long-lived assets, for impairment, including evaluating the useful lives for amortizing intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. There were no such write-downs for the three and nine months ended September 30, 2021 and 2020.
(r)Investments in Equity Securities Without Readily Determinable Fair Values
Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity, and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.
In February 2019, the Company invested in Dreev SaS, (“Dreev”), a VIE, and determined it was not the primary beneficiary of the VIE (see Note 6). Dreev is a nonpublic entity, for which there is no readily determinable fair value. As of September 30, 2021, and December 31, 2020, the Company’s investment in Dreev was accounted for as an investment in equity securities without a readily determinable fair value. The Company did not recognize an impairment loss on its investment during the three and nine months ended September 30, 2021 or the year ended December 31, 2020.
(s)Deferred Financing Costs

Deferred financing costs consist of direct and incremental costs incurred and fees paid for a commitment to obtain financing. See Note 16 for details. As the commitment amount is funded, the carrying amount of the deferred financing costs is reduced and the amount is charged to additional-paid-in-capital.
(t)Employee Savings Plan
The Company maintains a savings plan on behalf of its employees that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to the statutory limits. During the three and nine months ended September 30, 2021 and the year ended December 31, 2020, the Company did not contribute to the savings plan.
(u)Fair Value Measurement
The Company’s financial instruments consist principally of cash, accounts receivable, accounts payable and accrued expenses, convertible notes payable, convertible debenture, the conversion option on the notes payable and warrants. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs to the extent possible. The Company also considers counterparty risk and its own credit risk in its assessment of fair value.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The inputs used to measure fair value are prioritized based on a three-level hierarchy. The three levels of inputs used to measure fair value are defined as follows:
•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Other inputs that are observable directly or indirectly, such as quoted prices for similar assets and liabilities or market corroborated inputs.
•Level 3 – Unobservable inputs are used when little or no market data is available, which requires the Company to develop its own assumptions about how market participants would value the assets or liabilities.
(v)Net Loss Per Share Attributable to Common Stockholders
The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.
The computation of net loss attributable to common stockholders is computed by deducting net earnings or loss attributable to non-controlling interests from the condensed consolidated net earnings or loss.
The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. The dilutive effect of these potential common shares is reflected in diluted earnings per share by application of the treasury stock method. For purposes of this calculation, shares issuable upon the conversion of the Series A Convertible Preferred stock (Note 9), exercise of warrants (Note 9), exercise of the unit purchase option (Note 9), and options to purchase common stock (Note 10) are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.
(w)Revenue Recognition
The Company accounts for revenues under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.
The Company determines revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, the Company satisfies a performance obligation.
The Company’s revenue is primarily derived from sales of EV charging stations, fees for cloud computing services related to providing access to the Company’s GIVe platform, extended warranty and maintenance services. The Company also has performed certain software development services and received government grants. GIVe platform access is considered a monthly series comprised of one performance obligation and fees are recognized as revenue in the period the services are provided to and consumed by the customer. The transaction price for each contract is allocated between the identified performance obligations based on relative estimated standalone selling prices.
Products – The Company sells EV charging stations either on a standalone basis or together with services such as access to the GIVe platform, extended warranty and maintenance services. When the charging station is a distinct performance obligation, revenue is recognized upon delivery. For other customer contracts, the charging stations are sold as part of a solution and are not distinct from the services, and revenue from the charging station is recognized upon completion of installation and commissioning of the equipment.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Services – Specific contracts contain licenses to the software that provides the V2G functionality for one- to twelve-year contract periods through access to the Company’s software as a service GIVe platform application. The Company determined that the nature of the GIVe application performance obligation is providing continuous access to its GIVe application for the contract period. Although the activities that the customer may be able to perform via the GIVe application may vary from day to day, the overall promise is to provide continuous access to the GIVe application to the customer for a period of one- to twelve-years. Thus, access to the GIVe application represents a series of distinct services that are substantially the same and have the same pattern of transfer to the customer, and the Company has determined that for GIVe SaaS revenue, the best indicator for the transfer of control is the passage of time.The payment terms for some of the Company’s service contracts include revenue sharing arrangements whereby the Company is entitled to the right to receive a portion of the revenue generated by the customer selling energy through the GIVe platform or from carbon credits received as a result of the customer using the GIVe platform.

The Company has entered into various agreements for research and development and software development services. The terms of these arrangements typically include terms whereby the Company receives milestone payments in accordance with the scope of services outlined in the respective agreement or is reimbursed for allowable costs. At the inception of each arrangement that includes milestone payments, the Company evaluates whether a significant reversal of cumulative revenue associated with achieving the milestones is probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. The Company applies considerable judgment in evaluating factors such as the scientific, regulatory, commercial, and other risks that must be overcome to achieve a particular milestone in making this assessment. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
The Company sells an extended warranty contract on the charging stations, which includes maintenance of the equipment for a period (e.g., three years, five years, 10 years, 12 years). The warranty provides the customer with assurance that the product will function as intended for the period of the contract and maintenance services related to the equipment. Since the warranty provides a customer with a service in addition to the assurance that the product complies with agreed-upon specifications, the promised service is a performance obligation. Access to the warranty services represent a series of distinct services that are substantially the same and have the same pattern of transfer to the customer, and the Company recognizes warranty revenue ratably with the passage of time.
Revenue for other service contracts is recognized over time using an input method where progress on the performance obligation is measured based on the proportion of actual costs incurred to date relative to the total costs expected to be required to satisfy the performance obligation.
Grant revenue – The Company has concluded that grants are not within the scope of ASC 606, as government entities do not meet the definition of a “customer” as defined by ASC 606, and as for the grants, there is not considered to be a transfer of control of goods or services to the government entity funding the grant. Additionally, the Company has concluded these government grants meet the definition of a contribution and are non-reciprocal transactions; however, ASC Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition, does not apply, as the Company is a business entity, and the grants are with a governmental agency.
Revenues from each grant are based upon internal costs incurred that are specifically covered by the grant. Revenue is recognized as the Company incurs expenses that are related to the grant. The Company believes this policy is consistent with the overarching premise in ASC 606, to ensure that it recognizes revenues to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services, even though there is no “exchange” as defined in the ASC. The Company believes the recognition of revenue as costs are incurred and amounts become earned/realizable is analogous to the concept of transfer of control of a service over time under ASC 606.
The Company occasionally enters into agreements with customers in which EV charging stations are sold at a discount in exchange for a higher percentage of revenue share from the customer selling energy through the GIVe platform or from carbon credits. Due to the long-term nature of these payment terms, certain contracts are considered to have significant financing components as it relates to the equipment. The Company estimates the effect of any significant financing component and records the revenue associated with the equipment at the estimated present value of the expected stream of payments. As payments are received, the difference between the total payment and the amortized value of the receivable is recorded to interest income using the effective yield method.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company considers contract modifications to exist when the modification either creates new or makes changes to the existing enforceable rights and obligations. Contract modifications for services that are not distinct from the existing contract are accounted for as if they were part of that existing contract. In these cases, the effect of the contract modification on the transaction price and the measure of progress for the performance obligation to which it relates are recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. Contract modifications for goods or services that are considered distinct from the existing contract are accounted for as separate contracts.
The Company’s contract liabilities consist solely of deferred revenue related to amounts billed or received in advance of services or products delivered.
(x)Cost of Revenue
Cost of revenue consists primarily of costs of material, including hardware and software costs, and costs of providing services, including employee compensation and other costs associated with supporting these functions.
(y)Contract Costs
Under ASC Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers (“ASC 340-40”), the Company defers all incremental costs, including commissions, incurred to obtain the contract and amortizes these costs over the expected period of benefit which is generally the life of the contract. The Company evaluated incremental contract costs for contracts in place as of September 30, 2021, and December 31, 2020 and determined these to be immaterial to the condensed consolidated financial statements.
(z)Income Taxes
The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes, (“ASC 740”), under which it recognizes deferred income taxes, net of valuation allowances, for net operating losses, tax credit carryforwards, and the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company applies certain provisions of ASC 740, which includes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit or obligation as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments.
(aa)Research and Development
The Company expenses research and development costs as incurred. External software development expense is included in research and development costs except for those costs which require capitalization in accordance with GAAP. Certain research and development costs are related to performance on grant contracts.
(ab)Stock-Based Compensation
The Company accounts for share-based awards granted to employees and non-employees under the fair value method prescribed by ASC 718-10, Stock Compensation. Stock-based compensation cost is measured based on the estimated grant date fair value of the award and is recognized as expense over the requisite service period. The fair value of stock options is estimated using the Black-Scholes option-pricing model. The Company accounts for forfeitures as they occur.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ac)Segment Reporting
The Company operates in a single business segment, which is the EV V2G Charging segment. The following table summarizes the Company’s revenues for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues:
United States	$825,868	$997,429	$2,230,495	$1,833,988
United Kingdom	114,157	330,922	369,146	650,799
Denmark	222,979	12,559	343,725	264,596
	$1,163,004	$1,340,910	$2,943,366	$2,749,383
The following table summarizes the Company’s long-lived assets in different geographic locations as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Long-lived assets:
United States	$1,583,705	$1,705,201
Denmark	27,656	10,544
	$1,611,361	$1,715,745

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ba)Recently adopted accounting pronouncements
Effective January 1, 2021, the Company adopted the new lease accounting guidance in Accounting Standards Update (“ASU”) No. 2016-2, Leases (Topic 842) using the modified retrospective transition approach. The Company has elected the package of practical expedients permitted in ASC Topic 842 (“ASC 842”). Accordingly, the Company accounted for its existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contracts contain a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, as of January 1, 2021 (the date of adoption of ASC 842) the Company recorded (a) a lease liability of $98,491, which represents the present value of the remaining lease payments of $100,292, discounted using the Company’s incremental borrowing rate of 10%, and (b) a right-of-use asset of $95,346, which represents the lease liability of $98,491 adjusted for accrued rent of $3,145. There was no cumulative effect on retained earnings as of January 1, 2021 as a result of adoption of ASC 842.
In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU No. 2020-6, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-6”). ASU 2020-6 simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. ASU 2020-6 also removes certain settlement conditions required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to be eligible for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. ASU 2020-6 is effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for annual reporting periods beginning after December 15, 2020. The Company early adopted the provisions of ASU 2020-6 effective January 1, 2021, on the modified retrospective transition method, to take advantage of the removal of certain conditions required for equity contracts to qualify for the derivative scope exception. Adopting ASU 2020-6 did not result in a cumulative impact of adoption during the quarter ended March 31, 2021.
(bb)Recently issued accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires, among other things, the use of a new current expected credit loss ("CECL") model in determining the allowances for doubtful accounts with respect to accounts receivable, accrued straight-line rents receivable, and notes receivable. The CECL model requires that an entity estimate its lifetime expected credit loss with respect to these receivables and record allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. Entities will also be required to disclose information about how the entity developed the allowances, including changes in the factors that influenced its estimate of expected credit losses and the reasons for those changes. This update is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In July 2021, FASB issued Accounting Standards Update (“ASU 2021-05”), Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. ASU 2021-05 provides that a lessor should classify and account for a lease with variable lease payments that do not depend on an index or a rate as an operating lease if both of the following criteria are met: (1) The lease would’ve been classified as a sales-type lease or a direct-financing lease in accordance with the lease classification guidance in Topic 842, and the lessor would’ve otherwise recognized a day-one loss. The classification as operating lease would eliminate recognition of a day-one loss or gain because the lessor does not recognize a net investment in the lease or derecognize the underlying asset. ASU 2021-05 align the lessor lease classification requirements under Topic 842 with the longstanding practice to account for certain leases with variable payments as operating leases. ASU 2021-05 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3 – Revenue Recognition
The disclosures below discuss the Company’s material revenue contracts.
The following table provides information regarding disaggregated revenue based on revenue by service lines for the three and nine months ended September 30:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue recognized over time:
Services	$216,071	$511,847	$746,682	$808,358
Grants	480,104	799,561	1,182,047	1,847,988
Products	466,829	29,502	1,014,637	93,037
Total revenue	$1,163,004	$1,340,910	$2,943,366	$2,749,383
The aggregate amount of revenue for the Company’s existing contracts with customers as of September 30, 2021 expected to be recognized in the future for years ended December 31, is as follows (this disclosure does not include revenue related to contracts whose original expected duration is one year or less):

2021 (remaining three months)	$19,835
Thereafter	243,104
Total	$262,939

During the quarter ended September 30, 2021, the Company recognized $345,000 of product revenue related to a contract with a customer for which we determined that control of the equipment transferred to that customer. Of this amount, $220,000 was recorded within accounts receivable in the condensed consolidated balance sheet as the Company expects to collect it in the short term. The remaining $125,000 represents the amount for the equipment that will be collected over the life of the contract, adjusted for the estimated effect of a significant financing component. This amount is a long-term financing receivable recorded in the condensed consolidated balance sheet.

Note 4 – Fair Value Measurements
The following are the liabilities measured at fair value on the condensed consolidated balance sheet at September 30, 2021 using quoted price in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at September 30, 2021	Total Gains (Losses) For The Three Months Ended September 30, 2021	Total Gains (Losses) For The Nine Months Ended September 30, 2021
Recurring fair value measurements
Private warrants	$—	$—	$626,000	$626,000	$557,000	$627,228
Derivative liability - non-controlling redeemable preferred shares	—	—	509,785	509,785	(12,179)	(12,179)
Total recurring fair value measurements	$—	$—	$1,135,785	$1,135,785	$544,821	$615,049
The following is a reconciliation of the opening and closing balances for the liabilities related to the private warrants (Note 9) and derivative liability - non-controlling redeemable preferred shares measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the three and nine months ended September 30, 2021:

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Private Warrants	Non-controlling redeemable preferred shares - derivative liability
Balance at December 31, 2020	$—	$—
Assumed at closing of merger	1,253,228	—
Total (gains) losses for period included in earnings	(421,830)	—
Balance at March 31, 2021	831,398	—
Total (gains) losses for period included in earnings	351,602	—
Balance at June 30, 2021	1,183,000	—
Initial fair value	—	497,606
Total (gains) losses for period included in earnings	(557,000)	12,179
Balance at September 30, 2021	$626,000	$509,785

The fair value of the level 3 Private Warrants was estimated at September 30, 2021 using the Black-Scholes model which used the following inputs: term of 4.5 years, risk free rate of 0.9%, no dividends, volatility of 54.0%, and strike price of $11.50.

The fair value of the level 3 derivative liability - non-controlling redeemable preferred shares are estimated at September 30, 2021 using the Monte Carlo Simulation model which used the following inputs: terms range from 3.0 years to 7.0 years, risk free rate of 1.0%, no dividends, volatility of 51.0% and probability of redemptions triggered of 65.0%.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy in 2021 and 2020.
Cash, accounts receivable, accounts payable, and accrued expenses are generally carried on the cost basis, which management believes approximates fair value due to the short-term maturity of these instruments.
The following table presents the significant unobservable inputs and valuation methodologies used for the Company’s fair value measurements of non-recurring (level 3) Stonepeak and Evolve warrants and securities purchase agreement to purchase shares of the Company’s common stock (see Note 9 for details) at the date of issuance of May 17, 2021:

	Series B Warrants	Series C Warrants	Series D Warrants	Series E Warrants	Series F Warrants	Options
Fair value (in millions)	$12.8	$5.6	$4.8	$3.8	$3.2	$12.6
Valuation methodology	Black Scholes	Monte Carlo Simulation & Black Scholes	Monte Carlo Simulation & Black Scholes	Monte Carlo Simulation & Black Scholes	Monte Carlo Simulation & Black Scholes	Black Scholes
Terms (years)	10	10	10	10	10	7.50
Risk free rate	1.6%	1.6%	1.6%	1.6%	1.6%	1.4%
Strike price	$10.0	$15.0	$20.0	$30.0	$40.0	$50.0
Volatility	55.0%	55.0%	55.0%	55.0%	55.0%	57.0%
Capital expenditure forecast (in millions)	N/A	$125.0	$250.0	$375.0	$500.0	N/A
Probability of warrants vesting	100.0%	96.9%	87.7%	78.2%	69.9%	N/A

Note 5 - Derivative Liability - Non-Controlling Redeemable Preferred Stock

The Company has determined that the redemption features embedded in the non-controlling redeemable preferred stock is required to be accounted for separately from the redeemable preferred stock as a derivative liability. Separation of the redemption features as a derivative liability is required because its economic characteristics and risks are considered more akin to a debt instrument, and therefore, not considered to be clearly and closely related to the economic characteristics of the redeemable preferred stock. The economic characteristics of the redemption features are considered more akin to an debt instrument because the minimum redemption value could be greater than the face amount, the redemption features are contingently exercisable, and the shares carry a fixed mandatory dividend.

Accordingly, the Company has recorded an embedded derivative liability representing the estimated fair value of the right of the holders to exercise their redemption option upon the occurrence of a redemption event. The embedded derivative liability is adjusted to reflect fair value at each period end with changes in fair value recorded in the “Change in fair value of derivative liability” financial statement line item of the company’s consolidated statements of operations. For additional information on the non-controlling redeemable preferred stock, see Note 17.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table display the fair value of derivatives by balance sheet line item at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Other long term liabilities:
Derivative liability - non-controlling redeemable preferred shares	$509,785	$—

Note 6 – Investment in Dreev
In October 2018, the Company entered into a Cooperation Framework Agreement and in February 2019, the Company invested in an enterprise (the “Investment”) with EDF Pulse Croissance Holding (“EDF”), a related party (see Note 13), in which the companies incorporated an entity under the name of Dreev S.A.S., a société par actions simplifiée, organized in France (“Dreev”) in order to jointly develop and market V2G products in France, the UK, Belgium, and Italy (the “G4”). The Company licensed certain of its patents, know-how, and software copyrights (the “IP”) to Dreev to develop and commercialize the IP in the G4, with a promise to transfer the patents to Dreev in the future, in exchange for an initial 49% ownership stake in Dreev.
The Company determined that Dreev is a VIE; however, the Company determined that it was not the primary beneficiary of and therefore did not control Dreev. Although the Company did not maintain control over Dreev, it determined it was able to exercise significant influence concerning the Investment. Hence, the Company initially accounted for the Investment on the equity method of accounting.
In October 2019, the Company sold 36% of its 49% equity interest in Dreev to EDF. The sale reduced the Company’s equity ownership in Dreev to approximately 13%. Accordingly, the Company discontinued accounting for its investment in Dreev under the equity method at that time, as the Company was no longer able to exercise significant influence over the operations of Dreev.
Commencing in October 2018 and continuing through August 2020, the Company performed consulting services to Dreev related to transferring the IP, software development, and operations of Dreev. The consulting services were zero for each of the three and nine months ended September 30, 2021. The consulting services were $24,675 and $278,887 for the three and nine months ended September 30, 2020, respectively. The consulting services were provided to Dreev at the Company’s cost and is recognized, net of consulting costs, as other income, net in the condensed consolidated statements of operations.

Note 7 – Intangible Assets
At both September 30, 2021 and December 31, 2020, the Company had recorded a gross intangible asset balance of $2,091,556, which is related to patent and intangible property rights acquired. Amortization expense of intangible assets was $34,860 and $104,578 for the three and nine months ended September 30, 2021, respectively. Amortization expense of intangible assets was $51,471 and $104,578 for the three and nine months ended September 30, 2020, respectively. Accumulated amortization totaled $575,620 and $471,042 at September 30, 2021 and December 31, 2020, respectively.

The net amount of intangible assets of $670,951 at September 30, 2021, will be amortized over the weighted average remaining life of 11.1 years.
Total estimated future amortization expense is as follows:

2021 (remaining three months)	$34,860
2022	139,437
2023	139,437
2024	139,437
2025	139,437
Thereafter	923,328
$1,515,936

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 8 – Debt
The following is a summary of debt as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
6% Senior Secured Convertible Debenture	$—	$4,000,000
Payroll Protection Plan loan	—	492,100
	—	4,492,100
Less: discount on convertible debenture	—	(198,046)
Total debt - current	$—	$4,294,054
6% Senior Secured Convertible Debenture
Concurrently with the execution of the Merger Agreement between Nuvve Corp., the Company and Newborn (Note 2), on November 12, 2020, entered into a 6% Senior Secured Convertible Debenture (the “Debenture” or “Bridge Loan”) and a related Securities Purchase Agreement, whereby Nuvve received a loan in the amount of $4,000,000 from a single investor (the “Investor”). The Bridge Loan was funded on November 17, 2020, and the Company received net proceeds of $3,736,435, after deduction of issuance costs of $263,565, which were recorded as debt discount. The maturity date of the Bridge Loan was May 17, 2021. Interest on the Bridge Loan of 6% per annum was due at maturity or conversion of the Note. At the consummation of the Business Combination and the related PIPE financing (Note 2), the principal and interest earned on the Bridge Loan was automatically converted into shares of common stock of the Company based on a conversion price of $1.56, which was exchanged in the Business Combination transaction for shares of the Company. The Debenture was collateralized by all assets of the Company and each Subsidiary pursuant to the Security Agreement, dated as of November 17, 2020 between the Company, the Subsidiaries of the Company and the Investor.
Interest expense on the Debenture for the three and nine months ended September 30, 2021 is zero and $52,402, respectively. There was no interest expense on the Debenture for the three and nine months ended September 30, 2020.
Convertible Notes Payable
Beginning in July 2018 and at various dates thereafter, the Company issued convertible notes payable ("Notes"). The Notes accrued interest at 5% per annum. The Notes were due at various dates ranging from January 31, 2019 to December 1, 2021 (Maturity Dates) (if called) or earlier upon the closing of a qualified next equity financing, as defined in the agreement ("Next Equity Financing"), or an IPO or liquidation event. In the event of a Next Equity Financing, the Notes balance, including accrued interest, would convert into shares of common or preferred stock issued in connection with the financing, at the lower of a price equal to (a) 80% of the price paid by investors participating in the Next Equity Financing or (b) a fixed dollar amount stated in the Notes contract divided by the fully diluted shares outstanding. In the event of conversion at maturity, a liquidation event or an IPO, the Notes balance, including accrued interest, would be converted to equity securities at a conversion rate based on a fixed dollar amount stated in the Notes contract divided by the fully diluted shares outstanding. On November 17, 2020, the Company entered into the 6% Senior Secured Convertible Debenture, which met the definition of a Next Equity Financing. Accordingly, as of November 17, 2020, the total principal and accrued interest on the Notes then outstanding were converted into a total of 1,529,225 shares of the Company's common stock. As a result, at both September 30, 2021 and December 31, 2020, the outstanding balance on the Notes was zero.

The Next Equity Financing conversion options were identified as redemption features for accounting purposes. Accordingly, the redemption feature was bifurcated and recorded at estimated fair value. Since the Notes converted in November 2020, no amounts associated with the redemption feature are reflected in the condensed consolidated balance sheets as of September 30, 2021 and December 31, 2020.
Interest expense recognized on the Convertible Notes during the three and nine months ended September 30, 2021 was zero. Interest expense recognized on the Convertible Notes during the three and nine months ended September 30, 2020 was $8,314 and $12,402, respectively.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PPP and EIDL Loans
In April 2020, the Company applied for, and in May 2020, the Company received a loan in the amount of $482,100 as a part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is also known as a Payroll Protection Program ("PPP") loan. The loan had a term of 2 years at an interest rate of 1% with principal and interest deferred for 6 months. The loan also was eligible for forgiveness if certain criteria were met. The Company applied for forgiveness of the PPP loan in June 2021, and it was fully forgiven.
Interest expense recognized on the PPP loan for the three and nine months ended September 30, 2021 was zero and $1,607, respectively. Interest expense recognized on the PPP loan for the three and nine months ended September 30, 2020 was $1,205 and $2,009, respectively.
In March 2020, the Company applied for, and in May 2020, the Company received an Economic Injury Disaster Loan Emergency Advance ("EIDL") loan from the Small Business Administration in the amount of $149,900, along with a $10,000 advance. The terms of the loan were as follows: 1) interest rate of 3.75% per year, 2) repayment over a 30-year term, and 3) a deferment of payment of principal and interest for one year. On November 16, 2020, the Company repaid the principal and interest balance due on the EIDL loan from the SBA, therefore the balance of the EIDL loan at both September 30, 2021 and December 31, 2020 was zero. There was no interest expense recognized during the three and nine months ended September 30, 2020.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 9 – Stockholders’ Equity
As of September 30, 2021, the Company has authorized two classes of stock to be designated, respectively, common stock, and preferred stock. The total number of shares of all classes of capital stock which the Company has authority to issue is 101,000,000, of which 100,000,000 authorized shares are Common Stock with a par value of $0.0001 per share (“Common Stock”), and 1,000,000 authorized shares are Preferred Stock of the par value of $0.0001 per share (“Preferred Stock”).
Preferred Stock
The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the General Corporation Law of the State of Delaware. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation. No preferred stock of Nuvve Holding have been issued and outstanding.
Common Stock
General: The voting, dividend, liquidation, conversion, and stock split rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.
Voting: Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder. Each holder of Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the
Company (as in effect at the time in question) (the “Bylaws”) and applicable law on all matters put to a vote of the stockholders of the Company.

Dividends: Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, the holders of Common Stock shall be entitled to the payment of dividends when and as declared by the Board of Directors in accordance with applicable law and to receive other distributions from the Company. Any dividends declared by the Board of Directors to the holders of the then outstanding shares of Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend.
Liquidation: Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, in the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding shares of Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.
Warrants - Stonepeak and Evolve
On May 17, 2021, in connection with the signing of a letter of agreement relating to the formation of a venture, Levo Mobility LLC, the Company issued to Stonepeak and Evolve a ten years warrants to purchase common stock (allocated 90% to Stonepeak and 10% to Evolve). See Note 16 for details. The grant-date fair value of the warrants issued to Stonepeak and Evolve were; series B $12.8 million, series C $5.6 million, series D $4.8 million, series E $3.8 million and series F $3.2 million. The fair values of the warrants are recorded in the condensed consolidated balance sheet as equity in additional-paid-in capital as it is indexed to the Company’s common stock and meets the conditions for equity classification, and deferred financing costs. The carrying amount of the deferred financing costs is reduced as the commitment amount is funded, and the amount is charged to additional-paid-in capital.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Warrants - Public and Private
In connection with its initial public offering on February 19, 2020, Newborn sold 5,750,000 units, which included one warrant to purchase Newborn’s common stock (the “Public Warrants”). Also, on February 19, 2020, NeoGenesis Holding Co., Ltd., Newborn’s sponsor (“the Sponsor”), purchased an aggregate of 272,500 private units, each of which included one warrant (the “Private Warrants”), which have the same terms as the Public Warrants. Upon completion of the merger between Nuvve and Newborn, the Public Warrants and Private Warrants were automatically converted to warrants to purchase Common Stock of the Company.
Each of the Public Warrants and Private Warrants entitles the holder to purchase one-half of a share of Nuvve’s Common Stock at a price of $11.50 per share. The term of the warrants commenced on March 19, 2021, the date of completion of the Business Combination, and expire on March 19, 2026. The Company may redeem the Public Warrants at a price of $0.01 per warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares is at least $16.50 per share for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which notice of redemption is given, provided there is an effective registration statement and current prospectus in effect with respect to the ordinary shares underlying such Warrants during the 30 day redemption period. If the Company decides to redeem the warrants as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In accordance with the warrant agreement relating to the Public Warrants sold and issued in Newborn’s IPO, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the warrants. If a registration statement is not effective within 90 days following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act of 1933, as amended. In the event that a registration statement is not effective at the time of exercise or no exemption is available for a cashless exercise, the holder of such warrant shall not be entitled to exercise such warrant for cash and in no event (whether in the case of a registration statement being effective or otherwise) will the Company be required to net cash settle the warrant exercise. If an initial Business Combination is not consummated, the Public Warrants will expire and will be worthless.
The terms of the Private Warrants are identical to the Public Warrants as described above, except that the Private Warrants are not redeemable so long as they are held by the Sponsor or its permitted transferees. Concurrently with the execution of the Merger Agreement (Note 2), on November 11, 2020, Newborn entered into subscription agreements with certain accredited investors pursuant to which the investors agreed to purchase 1,425,000 of Newborn’s common stock, at a purchase price of $10.00 per share, for an aggregate purchase price of $14,250,000 (the PIPE). Upon closing of the PIPE immediately prior to the closing of the Business Combination (Note 2), the PIPE investors also received 1.9 PIPE Warrants to purchase the Company’s Common Stock for each share of Common Stock purchased. The PIPE Warrants are each exercisable for one-half of a common share at $11.50 per share and have the same terms as described above for the Public Warrants. The PIPE investors received demand and piggyback registration rights in connection with the securities issued to them.
The following table is a summary of the number of shares of the Company’s Common Stock issuable upon exercise of warrants outstanding at September 30, 2021 (there were no warrants outstanding at December 31, 2020):

	Number of Warrants	Number of Warrants Exercisable	Exercise Price	Expiration Date
Public Warrants	2,875,000	—	$11.50	March 19, 2026
Private Warrants	136,250	—	$11.50	March 19, 2026
PIPE Warrants	1,353,750	—	$11.50	March 19, 2026
Stonepeak/Evolve Warrants - series B	2,000,000	—	$10.00	May 17, 2031
Stonepeak/Evolve Warrants - series C	1,000,000	—	$15.00	May 17, 2031
Stonepeak/Evolve Warrants - series D	1,000,000	—	$20.00	May 17, 2031
Stonepeak/Evolve Warrants - series E	1,000,000	—	$30.00	May 17, 2031
Stonepeak/Evolve Warrants - series F	1,000,000	—	$40.00	May 17, 2031
	10,365,000
Because the Private Warrants have dissimilar terms with respect to the Company’s redemption rights depending on the holder of the Private Warrants, the Company determined that the Private Warrants are required to be carried as a liability in the condensed consolidated balance sheet at fair value, with changes in fair value recorded in the condensed consolidated statement of operations. The Private Warrant is reflected as a liability in the condensed consolidated balance sheet as of

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2021 in the amount of $626,000 and the change in the fair value of the Private Warrant for the three and nine months ended September 30, 2021 of is reflected as a gain of $557,000 and a gain of $627,228, respectively, in the condensed consolidated statement of operations.
Unit Purchase Option
On February 19, 2020, Newborn sold to the underwriters of its initial public offering for $100, a unit purchase option ("UPO") to purchase up to a total of 316,250 units at $11.50 per unit (or an aggregate exercise price of $3,636,875) commencing on the date of Newborn's initial business combination, March 19, 2021, and expiring February 13, 2025. Each unit issuable upon exercise of the UPO consists of one and one-tenth of a share of the Company's common stock and one warrant to purchase one share of the Company's common stock at the exercise price of $11.50 per share. The warrant has the same terms as the Public Warrant. In no event will the Company be required to net cash settle the exercise of the UPO or the warrants underlying the UPO. The holders of the unit purchase option have demand and "piggy back" registration rights for periods of five and seven years, respectively, from the effective date of the IPO, including securities directly and indirectly issuable upon exercise of the unit purchase option. The UPO is classified within stockholders’ equity as “additional paid-in capital” in accordance with ASC 815-40, Derivatives and Hedging-Contracts in an Entity’s Own Equity, as the UPO is indexed to the Company’s common stock and meets the conditions for equity classification.
Put Option
On March 19, 2021, the Closing Date of the Business Combination, EDF Renewables exercised its put option on the Company’s common shares held them (see Note 2). As a result, on April 26, 2021, the Company reacquired 134,449 shares of the Company's Common Stock from EDF Renewables for $2,000,000 in cash, at a price per share of approximately $14.87 (the average closing price over the five trading days preceding the date of exercise).
Securities Purchase Agreement
On May 17, 2021, in connection with the signing of a letter of agreement relating to the formation of a venture, Levo Mobility LLC, the Company entered into a Securities Purchase Agreement with Stonepeak and Evolve which provide them from time to time between November 13, 2021 and November 17, 2028, in their sole discretion, to purchase up to an aggregate of $250 million in shares of the Company’s common stock at a purchase price of $50.00 per share (allocated 90% to Stonepeak and 10% to Evolve). See Note 16 for details. The grant-date fair value of the Securities Purchase Agreement to purchase shares of the Company’s common stock was $12.6 million, and is recorded in the condensed consolidated balance sheet as equity in additional-paid-in capital as it is indexed to the Company’s common stock and meets the conditions for equity classification, and deferred financing costs. The carrying amount of the deferred financing costs is reduced as the commitment amount is funded, and the amount is charged to additional-paid-in capital.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 10 – Stock Option Plan
In 2010, the Company adopted the 2010 Equity Incentive Plan (the “2010 Plan”), which provides for the grant of restricted stock awards, stock options, and other share-based awards to employees, consultants, and directors. In November 2020, the Company’s Board of Directors extended the term of the 2010 Plan to July 1, 2021. In 2021, the Company adopted the 2020 Equity Incentive Plan (the “2020 Plan”), which provides for the grant of restricted stock awards, incentive and non-statutory stock options, and other share-based awards to employees, consultants, and directors. As of September 30, 2021, there is an aggregate of 3,300,000 common shares reserved for issuance under the 2020 Plan. All options granted to date have a ten years contractual life and vesting terms of four years. In general, vested options expire if not exercised at termination of service. As of September 30, 2021, a total of 1,365,933 shares of common stock remained available for future issuance under the 2020 Plan.
Stock-based compensation expense for the three and nine months ended September 30 are as follows

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Options	$778,922	$82,090	$1,841,930	$115,068
Restricted stock	537,693	—	805,665	—
Total	$1,316,615	$82,090	$2,647,595	$115,068
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Fair value is estimated at the date of grant for employee and nonemployee options. The following assumptions were used in the Black-Scholes model to calculate the fair value of stock options granted for the nine months ended September 30, 2021 for the 2010 Plan and the 2020 Plan.

	2010 Plan	2020 Plan
Expected life of options (in years) (1)	6.0	6.0
Dividend yield (2)	0%	0%
Risk-free interest rate (3)	1.02%	1.02%
Volatility (4)	60.2%	60.2%
__________________
(1)The expected life of options is the average of the contractual term of the options and the vesting period.
(2)No cash dividends have been declared on the Company’s common stock since the Company’s inception, and the Company currently does not anticipate declaring or paying cash dividends over the expected life of the options.
(3)The risk-free interest rate is based on the yields on U.S. Treasury debt securities with maturities approximating the estimated life of the options.
(4)Volatility is estimated by management. As the Company has been a private company for most of its existence, there is not enough historical volatility data related to the Company’s Common stock as a public entity. Therefore, this estimate is based on the average volatility of certain public company peers within the Company’s industry.
The following is a summary of the stock option activity under the 2010 Plan, as converted to the Company’s shares due to Reverse Recapitalization, for the nine months ended September 30, 2021:

	Shares	Weighted- Average Exercise Price per Share($)	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value($)
Outstanding - December 31, 2020	1,242,234	2.88	6.73	—
Granted	81,775	8.71	—	—
Exercised	(7,903)	2.49	—	—
Forfeited	(21,175)	5.84	—	—
Expired/Cancelled	(2,809)	2.78	—	—
Outstanding - September 30, 2021	1,292,122	3.21	5.50	9,812,805
Options Exercisable at September 30, 2021	1,004,969	2.15	4.58	8,709,677
Option Vested at September 30, 2021	1,004,969	2.15	4.58	8,652,097

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2021 was $4.06.
The following is a summary of the stock option activity under the 2020 Plan for the nine months ended September 30, 2021:

	Shares	Weighted- Average Exercise Price per Share ($)	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value($)
Outstanding - December 31, 2020	—	—	—	—
Granted	1,776,850	12.82	9.51	—
Exercised	—	—	—	—
Forfeited	(177,500)	9.81	—	—
Expired/Cancelled	(100)	10.00	—	—
Outstanding - September 30, 2021	1,599,250	13.15	9.51	320,565
Options Exercisable at September 30, 2021	—	—	—	—
Option Vested at September 30, 2021	—	—	—	—
The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2021 was $7.25.
During the nine months ended September 30, 2021, 1,640,000 options were modified to lower the exercise price by $0.60 per share, which will result in $246,000 of incremental compensation cost to be recognized over the remaining vesting period. The amount of additional compensation expense for the three and nine months ended September 30, 2021, were $20,758 and $42,486, respectively.
Other Information:

	Nine Months Ended September 30,
	2021	2020
Amount received from option exercised	$18,325	$—

	September 30, 2021		Weighted average remaining recognition period
Total unrecognized options compensation costs	$11,321,196		3.35
No amounts relating to the Plan have been capitalized. Compensation cost is recognized over the requisite service period based on the fair value of the options.
A summary of the status of the Company’s nonvested restricted stock units as of December 31, 2020, and changes during the nine months ended September 30, 2021, is presented below:

	Shares	Weighted- Average Grant Date Fair Value($)
Nonvested at December 31, 2020	—	—
Granted	359,923	10.84
Vested/Release	—	—
Cancelled/Forfeited	(15,106)	9.93
Nonvested and Outstanding at September 30, 2021	344,817	10.87
As of September 30, 2021, there was $2,944,210 of total unrecognized compensation cost related to nonvested restricted stock. The Company expects to recognize this compensation cost over a remaining weighted-average period of approximately 1.9 years.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 11 – Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Income tax (benefit) expense	$—	$—	$1,000	$1,000
Effective tax rate	0.0%	(0.1)%	0.0%	(0.1)%
The effective tax rate used for interim periods is the estimated annual effective tax rate, based on current estimate of full year results, except that taxes related to specific events, if any, are recorded in the interim period in which they occur. The effective tax rate differed from the U.S. federal statutory tax rate primarily due to operating losses that receive no tax benefit as a result of a valuation allowance recorded for such losses.
The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). Under the provisions of ASC 740, management is required to evaluate whether a valuation allowance should be established against its deferred tax assets. The Company currently has a full valuation allowance against its deferred tax assets. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. For the nine months ended September 30, 2021, there was no material change from the year ended December 31, 2020 in the amount of the Company’s deferred tax assets that are not considered to be more likely than not to be realized in future years.
On December 27, 2020, the Consolidated Appropriations Act (“CAA”) was enacted in further response to the COVID-19 pandemic, in combination with omnibus spending for the 2021 federal fiscal year. The CAA extended many of the provisions enacted by the CARES Act, which did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2020. On March 11, 2021, the American Rescue Plan Act of 2021 (“ARPA”) was enacted in still further response to the COVID-19 pandemic. The Company is evaluating the provisions of ARPA but does not expect it to have a material impact on the Company’s consolidated financial statements for the 2021 fiscal year.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 12 – Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the calculation of basic and diluted net loss per share attributable to common stockholders during the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss attributable to Nuvve common stockholders	$(6,976,580)	$(782,250)	$(18,525,606)	$(2,334,160)
Weighted-average shares used to compute net loss per share attributable to Nuvve common stockholders, basic and diluted	18,627,978	8,778,916	15,931,466	8,778,916
Net Loss per share attributable to Nuvve common stockholders, basic and diluted	$(0.37)	$(0.09)	$(1.16)	$(0.27)
The following outstanding shares of common stock equivalents were excluded from the calculation of the diluted net loss per share attributable to Nuvve common stockholders because their effect would have been anti-dilutive:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Stock options issued and outstanding	2,890,564	1,128,286	2,342,967	1,031,454
Nonvested restricted stock issued and outstanding	832,757	—	667,297	—
Public warrants	2,875,000	—	2,061,121	—
Private warrants	136,250	—	97,679	—
PIPE warrants	1,353,750	—	970,519	—
Stonepeak and Evolve warrants	6,000,000	—	3,000,000	—
Stonepeak and Evolve options	5,000,000	—	2,500,000	—
Convertible notes payable	—	151,323	—	143,606
Total	19,088,321	1,279,609	11,639,583	1,175,060

Note 13 – Related Parties
At March 31, 2020, the Company had accrued compensation payable to an officer and director totaling $471,129. On August 11, 2020, the Board of Directors of the Company approved the conversion of the compensation payable into a convertible note (Note 8). On November 17, 2020, convertible note was converted to common stock (Note 8).
As described in Note 6, the Company holds equity interests in and provides certain consulting services to Dreev, an entity in which a stockholder of the Company owns the other portion of Dreev’s equity interests.
During 2020, the Company engaged a stockholder for consulting services. During the three and nine months ended September 30, 2021 and 2020 no amounts were paid to the stockholder for these services. As of both September 30, 2021 and December 31, 2020, $42,500 due to the stockholder is included in accounts payable in the accompanying condensed consolidated balance sheets.
During the three and nine months ended September 30, 2021, the Company recognized revenue of zero and $399,620, respectively, from an entity that is an investor in the Company. During the three and nine months ended September 30, 2020, the Company recognized revenue of $367,268 and $416,769, respectively, from the same entity that is an investor in the Company. The Company had a balance of accounts receivable of zero and $203,215 at September 30, 2021 and December 31, 2020, respectively, from the same entity that is an investor in the Company.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 14 – Leases
The Company has entered into leases for commercial office spaces and vehicles. These leases are not unilaterally cancellable by the Company, are legally enforceable, and specify fixed or minimum amounts. The leases expire at various dates through 2026 and provide for renewal options. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.
The leases provide for increases in future minimum annual rental payments based on defined increases in the Consumer Price Index, subject to certain minimum increases. Also, the agreements generally require the Company to pay real estate taxes, insurance, and repairs.

Supplemental unaudited consolidated balance sheet information related to leases is as follows:

	Classification	September 30, 2021

Operating lease assets	Right-of-use operating lease assets	$—
Finance lease assets	Property, plant and equipment, net	27,656
Total lease assets		$27,656

Operating lease liabilities - current	Operating lease liabilities - current	$—
Finance lease liabilities - current	Other liabilities - current	7,770
Finance lease liabilities - noncurrent	Other long-term liabilities	20,561
Total lease liabilities		$28,331

The components of lease expense are as follows:

		Three Months Ended September 30,	Nine Months Ended September 30,
	Classification	2021	2021

Operating lease expense	Selling, general and administrative	$44,952	$136,779
Finance lease expense:
Amortization of finance lease assets	Selling, general and administrative	1,536	3,073
Interest on finance lease liabilities	Interest expense	729	1,487
Total lease expense		$47,217	$141,339

	Operating Lease	Finance Lease
Maturities of lease liabilities are as follows:	September 30, 2021	September 30, 2021
2021	$—	$1,942
2022	—	7,770
2023	—	7,770
2024	—	7,770
2025	—	7,770
Thereafter	—	1,942
Total lease payments	—	34,964
Less: interest	—	(6,633)
Total lease obligations	$—	$28,331

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Lease term and discount rate:

September 30, 2021
Weighted-average remaining lease terms (in years):
Operating lease	0.0
Finance lease	4.5

Weighted-average discount rate:
Operating lease	10%
Finance lease	10%
Other Information:

Nine Months Ended September 30,
2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$100,292
Operating cash flows from finance leases	$1,487
Financing cash flows from finance leases	$4,613

Leased assets obtained in exchange for new finance lease liabilities	$27,656
Leased assets obtained in exchange for new operating lease liabilities	$—

Disclosures related to periods prior to adoption of ASU 2016-02

Rent expenses paid for the year ended December 31, 2020, was $334,350.

The minimum annual payments under operating leases as of December 31, 2020 through September 2021 was
$139,843.

Main Office Lease
On May 16, 2021, the Company entered into a ten years lease for an additional 10,250 rentable square feet for its main office facilities in San Diego, California. The lease terms include 3% annual fixed increases in the base rental payment. Also, the lease requires the Company to pay operating expenses such as utilities, real estate taxes, insurance, and repairs. The estimated commencement date for the lease is December 1, 2021. The monthly base rent will be abated for the second through and including the eleventh full calendar months of the term and the Company's pro rata share of certain operating expenses will be abated for the first twelve full calendar months of the lease term. The Company was required to provide an irrevocable, unconditional letter of credit in the amount of $380,000 to the landlord upon execution of the lease, and this amount was recorded as restricted cash.
The following is a maturity analysis of the annual undiscounted cash flows under the new main office lease for years ended December 31:

2021	$41,513
2022	84,270
2023	514,377
2024	529,809
2025	545,703
Thereafter	3,579,935
$5,295,607

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15 – Commitments and Contingencies
(a)    Deferred Compensation
The Company has deferred compensation for two of its founders earned during the first five years of the Company's operations, which is payable upon successful completion of a purchase of the Company or an initial public offering. As a result, the Company is committed to pay one of the founders an amount equivalent to 1% of the value of the Company as of the date the Merger transaction closes, which amounted to approximately $1,548,347. The Company is committed to pay the other founder an amount equivalent to 100% of his current base salary at the date the Merger transaction closes, which amounts to approximately $260,000. No deferred compensation amount was accrued at December 31, 2020 related to these commitments as they were contingent upon the successful close of the Merger transaction. The Company accrued $1,808,347 in compensation expense related to these payments during the three months ended March 2021. The deferred compensation was paid to the founders in April 2021.
(b)Legal Matters
The Company is subject to various claims and legal proceedings covering matters that arise in the ordinary course of its business activities, including product liability claims. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.
During the three and nine months ended September 30, 2021, the Company accrued $496,666 of costs associated with the departures of former employees.
(c)Research Agreement
Effective September 1, 2016, the Company is party to a research agreement with a third party, which is also a Company stockholder, whereby the third party will perform research activity as specified annually by the Company. Under the terms of the agreement, the Company paid a minimum of $400,000 annually in equal quarterly installments. For the nine months ended September 30, 2021 and 2020, $266,667 each were paid under the research agreement, respectively. In October 2021, the agreement was renewed for one year through August 2022. Therefore, at September 30, 2021, $400,000 was the outstanding balance payable under the renewed agreement.
(d)In-Licensing
The Company is a party to a licensing agreement for non-exclusive rights to intellectual property which will expire at the later of the date at which the last patent underlying the intellectual property expires or 20 years from the sale of the first licensed product. Under the terms of the agreement, the Company will pay up to an aggregate of $700,000 in royalties upon achievement of certain milestones. As of September 30, 2021 and December 31, 2020, no royalty expenses had been incurred under this agreement.
In November 2017, the Company executed an agreement ("IP Acquisition Agreement") with the University of Delaware (Seller) whereby all right, title, and interest in the licensed intellectual property was assigned to the Company in exchange for an upfront fee of $500,000 and common shares valued at $1,491,556. The total acquisition cost of $1,991,556 was capitalized and is being amortized over the fifteen years expected life of the patents underlying the intellectual property. Under the terms of the agreement, the Company will pay up to an aggregate $7,500,000 in royalties to the Seller upon achievement of milestones, related to the aggregate number of vehicles that have had access to the Company’s GIVe platform system for a period of at least six consecutive months, and for which the Company has received monetary consideration for such access pursuant to a subscription or other similar agreement with the vehicle’s owner as follows:

Milestone Event: Aggregated Vehicles	Milestone Payment Amount
10,000	$500,000
20,000	750,000
40,000	750,000
60,000	750,000
80,000	750,000
100,000	1,000,000
200,000	1,000,000
250,000	2,000,000
$7,500,000

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Seller will retain a non-exclusive, royalty-free license, to utilize the intellectual property solely for research and education purposes. As of September 30, 2021, no royalty expenses had been incurred under this agreement.
(e)Investment
The Company is committed to possible future additional contributions to the Investment in Dreev (Note 6) in the amount of $270,000.
(f)Reimbursement of Legal Fees
On October 5, 2020, the Company entered into an agreement with an investor whereby the Company agreed to reimburse the investor for certain legal fees, up to approximately $96,000, associated with a license agreement between the parties. The reimbursement is payable upon the completion by the Company of an equity financing or the completion of the licensing agreement. No legal fees have been accrued or paid under this agreement through September 30, 2021.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 16 – Levo Mobility LLC Entity
Stonepeak and Evolve Initial Term Sheet
On May 17, 2021, the Company entered into a letter agreement (the “Letter Agreement”) with Stonepeak Rocket Holdings LP, a Delaware limited partnership (“Stonepeak”), and Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”), relating to the formation of an entity, Levo Mobility LLC, a Delaware limited liability company. Pursuant to the Letter Agreement, the parties agreed to negotiate in good faith to finalize and enter into definitive agreements to form an entity.
Under the terms of the Letter Agreement, Levo will utilize the Company’s proprietary V2G technology and the capital from Stonepeak and Evolve to help accelerate the deployment of electric fleets, including zero-emission electric school buses for school districts nationwide through “V2G hubs” and Transportation as a Service ("TaaS"). Also, under the terms of the Letter Agreement, Stonepeak and Evolve will fund acquisition and construction costs up to an aggregate capital commitment of $750 million. They will have the option to upsize their capital commitments when Levo has entered into contracts with third parties for $500 million in aggregate capital expenditures.
In connection with the signing of the Letter Agreement, the Company issued to Stonepeak and Evolve the following ten years warrants (the “Warrants”) to purchase common stock (allocated 90% to Stonepeak and 10% to Evolve):
•Series B warrants to purchase 2,000,000 shares of the Company’s common stock, at an exercise price of $10.00 per share, which are fully vested upon issuance,
•Series C warrants to purchase 1,000,000 shares of the Company’s common stock, at an exercise price of $15.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $125 million in aggregate capital expenditures,
•Series D warrants to purchase 1,000,000 shares of the Company’s common stock, at an exercise price of $20.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $250 million in aggregate capital expenditures,
•Series E warrants to purchase 1,000,000 shares of the Company’s common stock, at an exercise price of $30.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $375 million in aggregate capital expenditures, and
•Series F warrants to purchase 1,000,000 shares of the Company’s common stock, at an exercise price of $40.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $500 million in aggregate capital expenditures.

The warrants may be exercised at any time on or after the date that is 180 days after the applicable vesting date.
In connection with the signing of the Letter Agreement, the Company also entered into a Securities Purchase Agreement (the “SPA”) and a Registration Rights Agreement (the “RRA”) with Stonepeak and Evolve.
•Under the SPA, from time to time between November 13, 2021 and November 17, 2028, Stonepeak and Evolve may elect, in their sole discretion, to purchase up to an aggregate of $250 million in shares of the Company’s common stock at a purchase price of $50.00 per share (allocated 90% to Stonepeak and 10% to Evolve). The SPA includes customary representations and warranties and closing conditions and customary indemnification provisions. In addition, Stonepeak and Evolve may elect to purchase shares under the SPA on a cashless basis in the event of a change of control of the Company.
•Under the RRA, the Company granted Stonepeak and Evolve demand and piggyback registration rights relating to the sale of the Warrants and the shares of the Company’s common stock issuable pursuant to the Warrants and the SPA.
The Letter Agreement further requires that the Company use its reasonable best efforts to obtain stockholder approval of the issuance of shares of the Company’s common stock under the Warrants and SPA. On June 30, 2021, the stockholders of the Company, at a special meeting, approved the issuance of shares of the Company’s common stock under the Warrants and SPA. See Note 9 for detail of the accounting of the Warrants and SPA.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stonepeak and Evolve Definitive Agreements
On August 4, 2021, the Company formed an entity, Levo Mobility LLC a Delaware limited liability company (“Levo,”), with Stonepeak Rocket Holdings LP, a Delaware limited partnership (“Stonepeak”), and Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve,” and together with Stonepeak, the “Investors”).
In connection with the Levo, on August 4, 2021, (the "Formation Date"), the Company’s wholly owned operating subsidiary, Nuvve Corporation (“Nuvve”), Stonepeak and Evolve entered into an Amended and Restated Limited Liability Company Agreement for Levo (the “Levo LLCA”); the Company and Levo entered into a Development Services Agreement (the “DSA”); the Company, Stonepeak, Evolve and Levo entered into a Parent Letter Agreement (the “PLA”); the Company and Stonepeak entered into a Board Rights Agreement (the “BRA”); and the Company and Levo entered into an Intellectual Property License and Escrow Agreement (the “IP License and Escrow Agreement”). The terms of the agreements were substantially consistent with the proposed terms set forth in the letter agreement between the parties signed on May 17, 2021.
Pursuant to the Levo LLCA, Stonepeak and Evolve agreed to make capital contributions to Levo in an aggregate amount of up to $750.0 million (which may be increased up to $1.0 billion) to finance Levo’s business subject to project approval process as outlined under the terms of the definitive agreements.

Levo LLCA

The Levo LLCA governs the affairs of Levo and the conduct of its business.

The membership interests authorized by the Levo LLCA consist of Class A Common Units, Class B Preferred Units, Class C Common Units and Class D Incentive Units. On the Formation Date and the signing of the Levo LLCA, Levo issued 510,000 Class A Common Units to the Company, 2,801 Class B Preferred Units to Stonepeak and Evolve, and 490,000 Class C Common Units to Stonepeak and Evolve. Stonepeak and Evolve agreed to pay to Levo an aggregate purchase price of $2.8 million for the Class B Preferred Units and the Class C Common Units. Stonepeak and Evolve will receive additional Class B Preferred Units for each $1,000 in additional capital contributions made by them.

The Class B Preferred Units have an initial liquidation preference of $1,000 per unit and are entitled to cumulative preferred distributions at a rate of 8.0% of the liquidation preference per annum, payable quarterly. Available cash will be distributed quarterly, first, to the Class B Preferred Unit holders to pay the preferred distributions for such quarter; second, to the Class B Preferred Unit holders to pay all amounts due and unpaid on such units (including accumulated and unpaid preferred distributions); third, until the liquidation preference of the Class B Preferred Units is reduced to $1.0, to the both Class B Preferred Unit holders and the Common Unit holders, with the percentage allocation between them varying based on a leverage ratio; and thereafter, to the Common Unit holders. Distributions on the Class B Preferred Units in excess of the preferred distributions will reduce the liquidation preference of the Class B Preferred Units. Until the completion of the first full twelve fiscal quarters after Stonepeak and Evolve have made aggregate capital contributions of at least $50.0 million, Levo may elect to pay the preferred distributions in cash or in kind.

The Class D Incentive Units are profits interests intended to provide incentives to certain key employees and service providers of Levo, its members and its affiliates. The Class D Incentive Unit holders will receive certain distributions from and after the time that the Class B Preferred Unit holders have received a target return on their investment and the Common Unit holders have received a return of their capital contributions. As of September 30, 2021, no Class D Incentive Units have been issued.

At the earliest to occur of August 4, 2028, a fundamental change (which includes, for example, a change of control of the Company or Nuvve, certain changes in ownership of Levo, a sale of all or substantially all of Levo’s assets, or an initial public offering or direct listing of Levo) (a “Fundamental Change”) or a trigger event (which includes, for example, a failure to pay quarterly distributions or a material breach by us of our obligations under the transaction documents) (a “Trigger Event”), Stonepeak will have the option to cause Levo to redeem the Class B Preferred Units in whole or in part from time to time at a redemption price equal to the greater of the liquidation preference, a price based on a 12.5% internal rate of return, and a price based on a 1.55 multiple on invested capital.

At any time following the earliest to occur of August 4, 2028 and a Trigger Event, Stonepeak has the right to cause a sale of Levo. In addition, at any time following the earliest to occur of August 4, 2023, the date on which Levo has entered into contracts with third parties to spend at least $500.0 million in aggregate capital expenditures, and a Trigger Event, Stonepeak has the right to effect an underwritten initial public offering of Levo.

Levo is managed by a board of managers consisting of nine managers, of whom (i) five will be appointed by Nuvve, (ii) for so long as any Class B Preferred Units remain outstanding or Stonepeak owns at least 10.0% or more of the issued and

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

outstanding Common Units, three will be appointed by Stonepeak, and (iii) one will be an independent manager. For so long as Evolve owns more than 2.0% of the issued and outstanding Common Units, Evolve will have the right to designate one person to act as an observer at all meetings of the board of managers, subject to certain limited exceptions. Certain specified actions will require the approval of at least one of the Stonepeak managers, the representative of the Class B Preferred Unit holders and/or Evolve.

The Company and its affiliates are required to present to Levo all investment or business opportunities in North America they become aware of and desire to pursue, to the extent such investment or business opportunities are within the scope of, primarily relate to or compete with, Levo’s business, and shall not pursue any such business opportunity, subject to certain exceptions, during the period ending on the earliest to occur of the funding of the full commitment amount (generally $750.0 million, subject to increase or decrease in accordance with the Levo LLCA), the end of the commitment period (generally August 4, 2024, subject to reduction or extension in certain circumstances) or a monetization event (including, for example, an underwritten initial public offering or sale of Levo).

The Levo LLCA includes other customary provisions for an agreement of its type, including tag-along rights, a right of first offer on transfers, and drag-along rights.

DSA

Under the DSA, the Company or one of its affiliates will provide certain services to Levo and its subsidiaries, including operational, commercial, research and development, engineering, business development, legal, regulatory, accounting, treasury, and finance services.

As payment for the services, for the initial development period commencing on August 4, 2021 and running through the date that Levo has entered into contracts with third parties to spend at least $25.0 million, in the aggregate, of capital expenditures relating to qualifying business opportunities, Levo will pay the Company an amount equal to 49.0% of its budgeted out-of-pocket and general and administrative expenses allocable to the provision of the services, and a fixed monthly general and administrative fee. After the expiration of the initial development period, Levo will pay the Company an amount equal to 100.0% of its budgeted out-of-pocket and general and administrative expenses allocable to the provision of the services, and a fixed monthly general and administrative fee.

The DSA may be terminated under certain conditions, including by Levo for convenience upon 30 days’ written notice, by either party upon written notice to the other party upon a material uncured breach of the DSA, by the Company on 90 days’ written notice if no business opportunities have been approved during the commitment period under the Levo LLCA, or by either party upon 30 days’ notice following the earliest of the 3rd anniversary of Levo’s initial public offering, the 3rd anniversary of the date the Comapny ceases to own any Levo equity interests, and the 5th anniversary of the date the Comapny ceases to have the right to designate a majority of Levo’s board of managers.

PLA

The PLA includes, among other provisions, certain restrictive covenants with respect to Levo’s business, including a business opportunities covenant applicable to the Company that is identical to the one in the Levo LLCA described above, and a covenant granting Stonepeak a right of first offer to participate in certain future financing transactions of Levo. In addition, the Company agreed to reimburse each of Stonepeak and Evolve for a portion of their out-of-pocket expenses incurred in connection with the due diligence, documentation and negotiation of the agreements.

BRA

Under the BRA, so long as the Investors beneficially own any Class B Preferred Units or at least 10.0% of the Company’s common stock, Stonepeak has the right to designate two individuals to act as observers at all meetings of the Company’s board of directors. In addition, for so long as the Investors beneficially own at least 10.0% of the Company’s common stock, Stonepeak has the right to designate one individual for appointment as a member of the Company’s board of directors and as a member of one committee of the board of directors (or two committees, if the Investors beneficially own at least 15.0% of the Company’s common stock, or all committees, if the Investors beneficially own at least 25.0% of the Company’s common stock). Any such designee must meet certain qualification requirements.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

IP License and Escrow Agreement

The IP License and Escrow Agreement provides that (i) certain intellectual property of the Company used in Levo’s business will be deposited into escrow, to be released to Levo upon the occurrence of certain specified release events (including, for example, certain circumstances in which the Company ceases to provide the services under the DSA and certain bankruptcy-related events), and (ii) the Company will grant a license to such intellectual property to Levo, which may be exercised solely after the occurrence of one of the specified release events.

If (i) one of the specified release events has occurred, (ii) Stonepeak and Evolve have made capital contributions to Levo of at least $1.0 billion in respect of Class B Preferred Units or the commitment period has expired, and (iii) the Company and its subsidiaries no longer own any equity interests in Levo, from and after such time and for so long as the license subsists and the intellectual property remains proprietary, Levo shall pay the Company (or its successor) a royalty on all vehicle-to-grid net revenue generated by or on behalf of or otherwise attributable to Levo and its affiliates and sublicensees from assets acquired or developed by Levo and its sublicensees.

The foregoing summaries of the Levo LLCA, the DSA, the BRA and the IP License and Escrow Agreement are qualified in their entirety by reference to the text of such agreements. Please refer to Exhibit 10.17, Exhibit 10.18, Exhibit 10.19, Exhibit 10.20 and Exhibit 10.21 in this Quarterly Report on Form 10-Q for the full text of the agreements.
Reimbursement of Out-of-Pocket Expenses
As part of the initial transaction agreement, the Company is responsible for the first $900,000 of Stonepeak’s out-of-pocket expenses, and the first $100,000 of Evolve’s out-of-pocket expenses. To the extent that the out-of-pocket expenses exceed those levels, Levo would bear all excess amounts.
In addition, the Company is responsible for its own Levo related expenses for the first $1.0 million, and expenses above those levels will be borne by Levo. As of September 30, 2021, the Company has incurred and recorded in deferred financing costs $1.0 million towards its responsibility for Levo related expenses.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 17 - Non-Controlling Interest

For entities that are consolidated, but not 100% owned, a portion of the net income or loss and corresponding equity is allocated to owners other than the Company. The aggregate of the net income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the condensed consolidated financial statements.

Non-controlling interests are presented outside as a separate component of stockholders’ equity on the Company’s condensed consolidated Balance Sheets. The primary components of non-controlling interests are separately presented in the Company’s condensed consolidated statements of changes in stockholders’ equity to clearly distinguish the interest in the Company and other ownership interests in the consolidated entities. Net income or loss includes the net income or loss attributable to the holders of non-controlling interests on the Company’s condensed consolidated statements of operations. Net income or loss is allocated to non-controlling interests in proportion to their relative ownership interests.

Levo Series B Redeemable Preferred Stock

Levo is authorized to issue 1,000,000 shares of series B preferred stock at no par value.

The Series B Preferred Stock (a) pays a dividend, when, as and if declared by Levo's Board of Directors, of 8.0% per annum of the stated value per share, payable quarterly in arrears, (b) has an initial stated value of $1,000 per share, and dividends are paid in cash. Levo accrues for undeclared and unpaid dividends as they are payable in accordance with the terms of the Certificate of Designations filed with the Secretary of State of the State of Delaware. At September 30, 2021, Levo had accrued preferred dividends of $39,096 on 3,138 issued and outstanding shares of Series B Preferred Stock. Series B Preferred Stock is not participating or converted security. Series B Preferred Stock is not currently redeemable but it could be redeemable with the passage of time at the election of Levo, the preferred shareholders or a trigger event as defined in the preferred stock agreement. Since the redeemable preferred stock may be redeemed by the preferred shareholders, or a trigger event that is not solely within the control of Levo, but is not mandatorily redeemable; therefore, based on its characteristics, Levo has classified the Series B Preferred Stock as mezzanine equity.

At September 30, 2021, Series B Preferred Stock consisted of the following:

Shares Authorized	Shares Issued and Outstanding	Stated Value per Share	Initial Carrying Value	Accrued Preferred Dividends	Liquidation Preference
1,000,000	3,138	$1,000	$3,138,000	$39,096	$3,177,096

The Company has determined that the redemption features embedded in the non-controlling redeemable preferred stock is required to be accounted for separately from the redeemable preferred stock as a derivative liability. See Note 5 for detail disclosure of the derivative liability.

As stated above, the redeemable preferred stock has been classified as mezzanine equity and initially recognized at fair value of $3,138,000, the proceeds on the date of issuance. This amount has been further reduced by 497,606, the fair value of the embedded derivative liability at date of issuance, resulting in an adjusted initial value of $2,640,394. Levo is accreting the difference between the adjusted initial value and the redemption price value over the seven-year period from date of issuance of August 4, 2021 through July 4, 2028 (the date at which the preferred shareholders have the unconditional right to redeem the shares, deemed to be the earliest likely redemption date) using the effective interest method. The accretion to the carrying value of the redeemable preferred stock is treated as a deemed dividend, recorded as a charge to retained earnings of Levo. As of September 30, 2021, Levo has accreted $100,039 resulting in the carrying value of the the redeemable preferred stock of $2,723,960.

NUVVE HOLDING CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes Levo non-controlling interests presented as a separate component of stockholders’ equity on the Company’s condensed consolidated balance sheets at September 30, 2021:

September 30, 2021

Add: net loss attributable to non-controlling interests as of September 30, 2021	$(130,837)
Less: dividends paid to non-controlling interests as of September 30, 2021	39,096
Less: Preferred share accretion adjustment	100,039
Non-controlling interests	$(269,972)

The following table summarizes Levo non-controlling interests presented as a separate component of the Company’s condensed consolidated statements of operations as of September 30, 2021:

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Net loss attributable to non-controlling interests	$(130,837)	$(130,837)

Redeemable Non-controlling Interest Reconciliation — Mezzanine Equity

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Beginning balance - December 31, 2020	$—	$—
Beginning redemption value (at fair value)	3,138,000	3,138,000
Less: Non-controlling redeemable preferred shares - embedded derivatives	497,606	497,606
Adjusted initial carrying value	2,640,394	2,640,394
Deferred finance costs adjustment	(16,473)	(16,473)
Preferred share Accretion adjustment	100,039	100,039
Ending balance - September 30, 2021	$2,723,960	$2,723,960

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.
This Quarterly Report on Form 10-Q (this “Quarterly Report”) includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Forward-looking statements are not guarantees of future performance and the Company’s actual results may differ significantly from the results discussed in the forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other filings with the Securities and Exchange Commission (“SEC”).
References in this Quarterly Report to “we,” “us” and “our” and to “Nuvve” and the “Company” are to Nuvve Holding Corp. and its subsidiaries.
The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Quarterly Report.
Overview
Nuvve is a green energy technology company that provides, directly and through business ventures with its partners, a globally-available, commercial V2G technology platform that enables EV batteries to store and resell unused energy back to the local electric grid and provide other grid services. Its proprietary V2G technology — Nuvve’s Grid Integrated Vehicle (GIVe) platform — has the potential to refuel the next generation of EV fleets through cutting-edge, bi-directional charging solutions.
Nuvve’s proprietary V2G technology enables it to link multiple EV batteries into a virtual power plant to provide bi-directional services to the electrical grid. Nuvve’s GIVe software platform was created to harness capacity from “loads” at the edge of the distribution grid (i.e., coalitions of aggregated EVs and small stationary batteries) in a qualified, controlled and secure manner to provide many of the grid services offered by conventional generation sources (i.e., coal and natural gas plants). Nuvve’s current addressable energy and capacity markets include grid services such as frequency regulation, demand charge management, demand response, energy optimization, distribution grid services and energy arbitrage.
Nuvve’s customers and partners include owner/operators of light duty fleets, heavy duty fleets (including school buses), automotive manufacturers, charge point operators, and strategic partners (via joint ventures, other business ventures and special purpose financial vehicles). Nuvve also operates a small number of company-owned charging stations serving as demonstration projects funded by government grants. Nuvve expects growth in company-owned charging stations and the related government grant funding to continue, but for such projects to constitute a declining percentage of its future business as its commercial operations expand.
Nuvve offers its customers networked charging stations, infrastructure, software, professional services, support, monitoring and parts and labor warranties required to run electric vehicle fleets, as well as low and in some cases free energy costs. Nuvve expects to generate revenue primarily from the provision of services to the grid via its GIVe software platform and sales of V2G-enabled charging stations. In the case of light duty fleet and heavy duty fleet customers, Nuvve also may receive a mobility fee, which is a recurring fixed payment made by fleet customers per fleet vehicle. In addition, Nuvve may generate non-recurring engineering services revenue derived from the integration of its technology with automotive OEMs and charge point operators. In the case of recurring grid services revenue generated via automotive OEM and charge point operator customer integrations, Nuvve may share the recurring grid services revenue with the customer.
On August 4, 2021, we formed Levo Mobility LLC ("Levo"), a Delaware limited liability company with Stonepeak Rocket Holdings LP ("Stonepeak"), a Delaware limited partnership and Evolve Transition Infrastructure LP ("Evolve"), a Delaware limited partnership. Please see Note 16 for a summary description of the key items of the venture agreements.
Levo is a sustainable infrastructure company focused on rapidly advancing the electrification of transportation by funding V2G-enabled EV fleet deployments. Levo utilizes Nuvve’s V2G technology and committed capital from Stonepeak and Evolve to offer Fleet-as-a-Service for school buses, last-mile delivery, ride hailing and ride sharing, municipal services, and more to eliminate the primary barriers to EV fleet adoption including large upfront capital investments and lack of expertise in securing and managing EVs and associated charging infrastructure.

Levo's turnkey solution simplifies and streamlines electrification, can lower the total cost of EV operation for fleet owners, and support the grid when the EVs are not in use. For a fixed monthly payment with no upfront cost, Levo will provide the EVs, such as electric school buses, charging infrastructure powered by Nuvve’s V2G platform, EV and charging station maintenance, energy management, and technical advice.

Levo will initially focus on electrifying school buses, providing associated charging infrastructure, and delivering V2G services to enable safer and healthier transportation for children while supporting carbon dioxide emission reduction, renewable energy integration, and improved grid resiliency.

Business Combination
On March 19, 2021, the Company consummated the Business Combination with Newborn and Nuvve Corp.contemplated by the Merger Agreement. See Note 2 of the Consolidated Financial Statements for more information. The Business Combination was effected in two steps, as follows: (i) Newborn reincorporated to the State of Delaware by merging with and into the Company, with the Company surviving the merger as the new public company (the "Reincorporation Merger"), and (ii) immediately after the Reincorporation Merger, Merger Sub merged with and into Nuvve Corp., with Nuvve Corp. surviving the merger as a wholly-owned subsidiary of the Company (the "Acquisition Merger"). Also on March 19, 2021, the Company consummated the Private Investment in Public Equity ("PIPE"), generating net proceeds of $14,250,000.
The most significant change in the Company's future reported financial position and results as a result of the completion of the Business Combination and the PIPE was an estimated net increase in cash of approximately $62,018,410. Total transaction costs of $3,702,421 were treated as a reduction of the cash proceeds with capital raising costs being deducted from the Company's additional paid-in capital. In addition, the net cash proceeds were reduced by the Company’s payment of $6,000,000 to EDF Renewables in connection with the repurchase from them of 600,000 shares of the Company’s common stock pursuant to the Purchase and Option Agreement, payment of $487,500 to NeoGenesis Holding Co. Ltd., the sponsor of Newborn, in repayment of loans made by the sponsor to Newborn, and deposit of $495,000 into escrow for the potential repayment Nuvve Corp.'s PPP loan. Upon forgiveness of the PPP loan in June 2021, the $495,000 was released to the Company.
Upon consummation of the Business Combination, Nuvve Corp-designated directors were appointed to five of the seven seats of the combined company’s board of directors; Nuvve Corp’s Chief Executive Officer was appointed as Chairman of the combined company’s board of directors; Nuvve Corp’s senior management became the senior management of the combined company; and the former stockholders of Nuvve Corp became the owners of approximately 48.3% of the outstanding shares of common stock of the combined company. Accordingly, the Business Combination is being accounted for as a Reverse Recapitalization, whereby Nuvve Corp is the acquirer for accounting and financial reporting purposes and Newborn is the legal acquirer. A Reverse Recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the consolidated financial statements of legacy Nuvve Corp in many respects. The shares of Newborn remaining after redemptions, and the unrestricted net cash and cash equivalents on the date the Business Combination is consummated, are being accounted for as a capital infusion to Nuvve Corp.
As a consequence of the Business Combination, Nuvve Corp effectively became an SEC-registered, Nasdaq-listed company, which has required the combined company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The combined company expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative expenses.
Additionally, the combined company expects its capital and operating expenditures will increase significantly in connection with ongoing activities as the combined company invests additional working capital for heavy-duty DC-V2G charging stations and level 2 AC-V2G charging stations, additional investments in equipment to meet increased project needs, and additional operating expenses to hire project managers, technicians, sales, partnership and customer service personnel, data scientists, trading teams, software engineers and administrative staff.
Nuvve Corp’s historical operations and statements of assets and liabilities may not be comparable to the operations and statements of assets and liabilities of the combined company as a result of the Business Combination.

COVID-19
The outbreak of disease cause by a novel coronavirus discovered in December 2019 (COVID-19), which was declared a pandemic in March 2020, and the related restrictive measures such as travel restrictions, quarantines, and shutdowns, have negatively impacted the global economy. As national and local governments in different countries ease COVID-19 restrictions, and vaccines are distributed and rolled out successfully, we continue to see improved economic trends. However, COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which Nuvve operates.
As the coronavirus pandemic continues to evolve, Nuvve believes the extent of the impact to its business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the coronavirus pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. Those primary drivers are beyond Nuvve’s knowledge and control, and as a result, at this time Nuvve is unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic will have on its business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time. In addition to any direct impact on Nuvve’s business, it is reasonably possible that the estimates made by management in preparing Nuvve’s financial statements have been, or will be, materially and adversely impacted in the near term as a result of the COVID-19 outbreak, and if so, Nuvve may be subject to future impairment losses related to long-lived assets as well as changes to recorded reserves and valuations. Although Nuvve has made its best estimates based upon current information, there can be no assurance that such estimates will prove correct due to the effects of the COVID-19 outbreak or otherwise.
Key Factors Affecting Nuvve’s Business
Nuvve believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the “Form 10 Information—Risk Factors” section of the Form 8-K filed on March 25, 2021 with the Securities and Exchange Commission (“Form 8-K”).
Growth in EV Adoption
Nuvve’s revenue growth is tied to the overall acceptance of commercial fleet and passenger EVs, which it believes will help drive the demand for intelligent vehicle-grid-integration solutions. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee of such future demand. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency. In addition, macroeconomic factors could impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles when the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact Nuvve’s ability to increase its revenue or grow its business.
Fleet Expansion
Nuvve’s future growth is highly dependent upon the fleet applications associated with its technology. Because fleet operators often make large purchases of EVs, this cyclicality and volatility may be more pronounced, and any significant decline from these customers reduces Nuvve’s potential for future growth.
Government Mandates, Incentives and Programs
The U.S. federal government, foreign governments and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits, and other financial incentives, such as payments for regulatory credits. The EV market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy.
In the future, Nuvve will derive other revenue from fees received for transferring regulatory credits earned for participating in low carbon fuel programs in approved states. Generally, only the owner of EV charging stations can either claim or assign such regulatory credits. If a material percentage of Nuvve’s customers were to claim these regulatory credits or choose to not assign the regulatory credits to Nuvve, Nuvve’s revenue from this source could decline significantly, which could have an adverse effect on its revenues and overall gross margin. Further, the availability of such credits depends on continued governmental support for these programs. If these programs are modified, reduced or eliminated, Nuvve’s ability to generate this revenue in the future could be adversely impacted.While Nuvve has derived an immaterial percentage of its other revenue from these regulatory credits, Nuvve expects revenue from this source as a percentage of revenue may increase over time.
Competition
Nuvve offers proprietary V2G technology and services and intends to expand its market share over time in its product categories, leveraging the network effect of its V2G technology, services and GIVe software platform. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, Nuvve’s competition includes other types of electric vehicle charging technologies, such as uni-directional “smart-charging” and lower cost (unmanaged) charging solutions. See “Form 10 Information—Business of Nuvve” in Nuvve’s Form 8-K. If Nuvve’s market share does not grow due to increased competition, its revenue and ability to generate profits in the future may be impacted.
Geographic Expansion
Nuvve operates in North America, selected countries in Europe (directly and through its business venture with EDF), and Japan. Revenue from North America and Europe is expected to contribute significantly to Nuvve’s total revenue in the near-to-intermediate term, while revenue from Japan is expected to increase over the longer run due to the early stage nature of its market for V2G technology and services. Nuvve plans to use a portion of the proceeds from the Business Combination to increase its sales and marketing activities, as well as to potentially pursue strategic acquisitions in North America and Europe. Nuvve is also positioned to grow its North American and European business through future partnerships with charge point operators, OEMs and leasing companies. However, Nuvve may experience competition with other providers of EV charging station networks for installations. Many of these competitors have limited funding, which could lead to poor customer experiences and have a negative impact on overall EV adoption. Nuvve’s growth in North America and Europe requires differentiating itself as compared to the several existing competitors. If Nuvve is unable to penetrate the market in North America and Europe, its future revenue growth and profits will be impacted.
Backlog
Our total backlog represents the estimated transaction prices on unsatisfied and partially satisfied performance obligations to our customers for products and services. Backlog is converted into revenue in future periods as we satisfy the performance obligations to our customers for products and services, primarily based on the cost incurred or at delivery and acceptance of products, depending on the applicable accounting method.
Our estimated backlog at September 30, 2021 was $6.2 million.
Market Opportunity
There is a huge market opportunity for V2G, totaling approximately over $6 trillion. Nuvve's management believes it is well positioned to capture this global opportunity for a variety of reasons:
•First, our intellectual property ("IP") includes key patents, making it difficult for competitors to perform V2G functions without violating our IP. Our technology originated with an academic unit at the University of Delaware starting in 1996 and not only had decades of development but tens of millions of dollars in project funding invested prior to our acquisition of the IP and commercialization of the technology.
•Second, we are already qualified by multiple Transmission System Operators, which typically take anywhere from one to three years to get approval. With this qualification, it makes it easier for us to expand in other areas.
•Third, we have over a decade of experience. Our history and strong relationships with key customers optimize our market participation and value proposition.
•Fourth, we have collected a huge amount of data which is a key element for rapid and accurate development, as well as monetization.

Because of these factors, Nuvve has a significant competitive advantage which is a key differentiator for us. Further, our global experience allows us to bring the lessons we have learned into each new region which, in turn, enables us to bring the unique experience and incredible benefits of our V2G technology to customers at a faster rate.

Results of Operations
Three and Nine Months Ended September 30, 2021 Compared with Three and Nine Months Ended September 30, 2020
The following table sets forth information regarding our consolidated results of operations for the three and nine months ended September 30, 2021 and 2020.

	Three Months Ended September 30,		Period-over-Period Change		Nine Months Ended September 30,		Period-over-Period Change
	2021	2020	Change ($)	Change (%)	2021	2020	Change ($)	Change (%)
Revenue
Products and services	$682,900	$541,349	$141,551	26%	$1,761,319	$901,395	$859,924	95%
Grants	480,104	799,561	(319,457)	(40)%	1,182,047	1,847,988	(665,941)	(36)%
Total revenue	1,163,004	1,340,910	(177,906)	(13)%	2,943,366	2,749,383	193,983	7%
Operating expenses
Cost of product and service revenue	387,582	32,125	355,457	1,106%	877,468	65,329	812,139	1,243%
Selling, general and administrative expenses	6,599,490	1,366,472	5,233,018	383%	16,352,021	3,083,892	13,268,129	430%
Research and development expense	1,622,608	770,696	851,912	111%	4,574,803	1,977,781	2,597,022	131%
Total operating expenses	8,609,680	2,169,293	6,440,387	297%	21,804,292	5,127,002	16,677,290	325%
Operating loss	(7,446,676)	(828,383)	(6,618,293)	799%	(18,860,926)	(2,377,619)	(16,483,307)	693%
Other income (expense)
Interest income (expense)	3,220	(48,457)	51,677	(107)%	(592,345)	(55,787)	(536,558)	962%
Change in fair value of conversion option on convertible notes	—	19,000	(19,000)	100%	—	19,000	(19,000)	100%
Change in fair value of private warrants liability	557,000	—	557,000	100%	627,228	—	627,228	100%
Change in fair value of derivative liability	(12,179)	—	(12,179)	100%	(12,179)	—	(12,179)	100%
Other, net	(69,647)	75,590	(145,237)	(192)%	321,914	81,246	240,668	296%
Total other (expense) income, net	478,394	46,133	432,261	937%	344,618	44,459	300,159	675%
Loss before taxes	(6,968,282)	(782,250)	(6,186,032)	791%	(18,516,308)	(2,333,160)	(16,183,148)	694%
Income tax (benefit) expense	—	—	—	—%	1,000	1,000	—	—%
Net loss	$(6,968,282)	$(782,250)	$(6,186,032)	791%	$(18,517,308)	$(2,334,160)	$(16,183,148)	693%
Less: Net loss attributable to non-controlling interests	(130,837)	—	(130,837)	100%	(130,837)	—	(130,837)	100%
Net loss attributable to Nuvve Holding Corp.	$(6,837,445)	$(782,250)	$(6,055,195)	774%	$(18,386,471)	$(2,334,160)	$(16,052,311)	688%

Revenue
Total revenue was $1.2 million for the three months ended September 30, 2021, compared to $1.3 million for the three months ended September 30, 2020, a decrease of $0.2 million, or 13.3%. The decrease is attributed to $0.3 million decrease in grants.
Total revenue was $2.9 million for the nine months ended September 30, 2021, compared to $2.7 million for the nine months ended September 30, 2020, an increase of $0.2 million, or 7.1%. The increase is attributed to a $0.9 million increase in products and services revenue, mostly offset by a similar decrease in grants revenue.
Cost of Product and Service Revenue
Cost of product and service revenues primarily consisted of the cost of charging station goods sold. Cost of product and service revenues for the three months ended September 30, 2021, increased by $0.4 million, or 1,106.5%, primarily due to the sales of charging stations in the United States, with no similar activity in the comparable period. Product and service margins decreased by 50.8% to 43.2% from 94.1% compared to the same prior year period mostly due to to a higher mix of hardware charging stations sales and a lower mix of engineering services in the current quarter.
Cost of product and service revenues for the nine months ended September 30, 2021, increased by $0.8 million, or 1,243.2%, primarily due to the sales of charging stations in the United States, with no similar activity in the comparable period. Product and service margins decreased by 42.6% to 50.2% from 92.8% compared to the same prior year period mostly due to unfavorable mix of products sold with lower margins.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist of selling, marketing, advertising, payroll, administrative, finance, and professional expenses. Selling, general and administrative expenses were $6.6 million for the three months ended September 30, 2021, as compared to $1.4 million for the three months ended September 30, 2020, an increase of $5.2 million, or 383.0%. Selling, general and administrative expenses were $16.4 million for the nine months ended September 30, 2021 as compared to $3.1 million for the nine months ended September 30, 2020, an increase of $13.3 million, or 430.2%. $0.5 million of the increase in selling, general and administrative expenses represent Levo's expenses resulting from the consolidation of Levo's activities beginning in the third quarter 2021.
The increases during the three and nine months ended September 30, 2021 were primarily attributable to increases in compensation expenses, including share-based compensation, non-recurring severance costs related to departures of former employees, and professional fees and governance costs associated with the completion of the Business Combination and the Company becoming a recapitalized publicly traded company in March 2021.
Research and Development Expenses
Research and development expenses increased by $0.9 million, or 110.5%, from $0.8 million for the three months ended September 30, 2020 to $1.6 million for the three months ended September 30, 2021. Research and development expenses increased by $2.6 million, or 131.3%, from $2.0 million for the nine months ended September 30, 2020 to $4.6 million for the nine months ended September 30, 2021. The increases during the three and nine months ended September 30, 2021 were primarily attributable to increases in compensation expenses and subcontractor expenses used to advance the Company's platform functionality and integration with more vehicles.
Other Income (Expense)
Other income (expense) consists primarily of interest expense, change in fair value of private warrants liability, change in fair value of conversion option on convertible notes, and other income (expense). Other income (expense) increased by $0.4 million of income, from $0.05 million of other income for the three months ended September 30, 2020, to $0.5 million in other expense for the three months ended September 30, 2021. Other income (expense) increased by $0.3 million, from $0.04 million of other expense for the nine months ended September 30, 2020 to $0.3 million in other expense for the nine months ended September 30, 2021.
The increases during the three and nine months ended September 30, 2021 were primarily attributable to the interest expense on the convertible debenture, the change in fair value of the private warrants liability, and the beneficial conversion feature associated with the convertible debenture, partially offset by the gains on the forgiveness write-off of the PPP loan. The debenture was converted upon the closing of the Business Combination and will not be recurring.

Income Taxes
In the three and nine months ended September 30, 2021 and 2020, we recorded no material income tax expenses. The income tax expenses during the three and nine months ended September 30, 2021 and 2020 were minimal primarily due to operating losses that receive no tax benefits as a result of a valuation allowance recorded for such losses.
Net loss
Net loss includes the net loss attributable to Stonepeak and Evolve, the holders of non-controlling interests in Levo, on our condensed consolidated statements of operations. We began consolidating the results of operations of Levo during the quarter ended September 30, 2021.
Net loss increased by $6.2 million, or 790.8%, from $0.8 million for the three months ended September 30, 2020, to $7.0 million for the three months ended September 30, 2021. The increase in net loss was primarily due to increase in expenses of $6.6 million and increase in other expense of $0.4 million for the aforementioned reasons.
Net loss increased by $16.2 million, or 693.3%, from $2.3 million for the nine months ended September 30, 2020 to $18.5 for the nine months ended September 30, 2021. The increase in net loss primarily due to increase in expenses of $16.5 million and increase in other expense of $0.3 million for the aforementioned reasons.
Net Loss Attributable to Non-Controlling Interest
Net loss attributable to non-controlling interest was $0.1 million for the three and nine months ended September 30, 2021.
Net loss is allocated to non-controlling interests in proportion to the relative ownership interests of the holders of non-controlling interests in Levo, an entity formed by us with Stonepeak and Evolve (see Note 16 for details). We own 51% of Levo's common units and Stonepeak and Evolve own 49% of Levo's common units. We have determined that Levo is a variable interest entities (“VIE”) in which we are the primary beneficiary. Accordingly, we consolidated Levo and recorded a non-controlling interest for the share of the entity owned by Stonepeak and Evolve during the three and nine months ended September 30, 2021.

Liquidity and Capital Resources
Sources of Liquidity
We are an early-stage business enterprise. Prior to the Business Combination, we funded our business operations primarily with the issuance of equity and convertible notes, borrowings and cash from operations. Nuvve has incurred net losses and negative cash flows from operations since its inception. During the nine months ended September 30, 2021, Nuvve raised net proceeds of $61.8 million from the Business Combination, the PIPE offering, and related transactions. As reflected in Nuvve’s unaudited condensed consolidated financial statements as of September 30, 2021, Nuvve had a cash balance, working capital, and stockholders’ equity of $40.7 million, $43.9 million and $89.0 million, respectively. Nuvve has been able to raise funds primarily through the Business Combination and PIPE Offering to support its business operations, although there can be no assurance it will be successful in raising necessary funds in the future, on acceptable terms or at all. We believe that our cash balance as of September 30, 2021 and our cash flows from operations, will be sufficient to fund our working capital and capital expenditure requirements for the next 12 months.
Levo
On August 4, 2021, we formed Levo with Stonepeak and Evolve to rapidly accelerate the deployment of electric fleets, including zero-emission electric school buses for school districts in the United States through V2G hubs and TaaS. Levo utilizes our proprietary V2G technology, and the capital commitments from Stonepeak and Evolve of $750 million, subject to project approval process as outlined under the terms of the definitive agreements, to fund acquisition of electric fleets, and construction of EV infrastructure. Stonepeak and Evolve have the option to increase their capital commitments to $1.0 billion when Levo has entered into contracts with third parties for $500 million in aggregate capital expenditures. See Note 16 for details of the definitive agreements.
PPP and SBA Loans
In April 2020, Nuvve applied for, and in May 2020 received, a loan in the amount of $0.5 million as a part of the CARES Act. The loan is also known as a PPP loan. The loan had a term of two years at an interest rate of 1% with principal and interest deferred for six months. The loan also was eligible for forgiveness if certain criteria were met. Upon the closing of the Business Combination, $495,000 of the proceeds received from Newborn’s trust account were set aside in trust for the possible repayment of the PPP loan. We applied for forgiveness of the PPP loan in June 2021, and the PPP loan was fully forgiven and the $495,000 in trust was released to us.
Nuvve has two contracts, E-FLEX and Project Local Energy Oxfordshire, with a United Kingdom government agency, Innovate UK ("IUK"). Due to the COVID-19 pandemic, IUK offered, and in March 2020, Nuvve accepted a grant of disaster relief funds of 0.1 million British pounds (equivalent to approximately US$0.1 million) to only be used in performance under these contracts.
Cash Flows

	Nine Months Ended September 30,
	2021	2020
Net cash (used in) provided by:
Operating activities	$(23,478,507)	$(1,269,241)
Investing activities	7,784	(22,504)
Financing activities	62,159,593	1,138,497
Effect of exchange rate on cash and restricted cash	150,547	(95,399)
Net increase (decrease) in cash and restricted cash	$38,839,417	$(248,647)
Net cash used in operating activities during the nine months ended September 30, 2021 was $23.5 million as compared to net cash used of $1.3 million in the nine months ended September 30, 2020. The $22.2 million increase in net cash used in operating activities was primarily attributable to higher use of cash for working capital during the nine months ended September 30, 2021 as compared to the same prior period. Working capital during the nine months ended September 30, 2021 was impacted by, among other items, lower net revenues and the related net loss of $18.5 million, increased compensation and professional expenses associated with the Company becoming a recapitalized publicly traded company, and cash purchases to fund higher inventory levels. These were partially offset by improved timing and management of vendor terms compared to the cash settlement of such items.

During the nine months ended September 30, 2021, cash provided by investing activities was $0.01 million. Net cash used in investing activities was $0.02 million during the nine months ended September 30, 2020, which was used to purchase fixed assets.
Net cash provided by financing activities for the nine months ended September 30, 2021 was $62.2 million, of which $58.2 million was provided in connection with the Business Combination, $14.3 million was provided in connection with the PIPE offering, and $3.1 million was provided through the issuance of Levo's preferred stock, partially offset by issuance costs of $4.0 million, the repayment of Newborn sponsor loans of $0.5 million, the $6.0 million repurchase of common stock, the payment of investor stock liability of $2.0 million and the payment of legal and accounting costs of $1.0 million associated with the Business Combination.
Cash provided by financing activities for the nine months ended September 30, 2020 was $1.1 million, all of which was proceeds from PPP and EDF loans.
Business Combination
Immediately prior to the closing of the Business Combination on March 19, 2021, Newborn consummated the sale of $14,250,000 of Newborn’s ordinary shares and warrants in the PIPE pursuant to the Subscription Agreements. See Note 2 of the Consolidated Financial Statements for more information. In addition, immediately prior to the closing of the Business Combination, the principal and interest earned on the Bridge Loan (see Note 8 of the Consolidated Financial Statements for further information) was automatically converted into 2,562,005 shares of common stock of Nuvve Corp. based on a stated conversion price of $1.56 per share of Nuvve Corp. common stock (equivalent to $7.50 per share of the Company’s common stock). At the effective time of the Business Combination, subject to the terms and conditions of the Merger Agreement, each share of Nuvve Corp. common stock (including the shares of Nuvve Corp. common stock issued upon conversion of Nuvve Corp.'s Series A preferred stock and upon conversion of the Bridge Loan immediately prior to the closing) was canceled and converted into the right to receive the number of shares of the Company’s common stock equal to the Closing Exchange Ratio. As part of the Business Combination, Newborn was merged with and into the Company, the separate corporate existence of Newborn ceased and the Company continued as the surviving corporation. Upon the closing of the merger with the Company, each of Newborn’s outstanding units was automatically separated into its constituent securities and Newborn’s outstanding securities (including the Newborn ordinary shares and Newborn warrants purchased by the PIPE Investors) were converted into a like number of equivalent securities of the Company, except that each of Newborn’s rights was converted automatically into one-tenth of one share of the Company’s common stock in accordance with its terms. In connection with the closing, the Company changed its name to Nuvve Holding Corp.
On the closing date of the Business Combination, the proceeds from Newborn's Trust Account, which were generated from Newborn's initial public offering and a concurrent private placement, were released to the combined company. In Newborn’s initial public offering, Newborn issued 5,750,000 units at $10.00 per unit. Concurrently with the initial public offering, Newborn sold to its sponsor 272,500 units at $10.00 per unit in a private placement. Newborn received net proceeds of approximately $57,989,380 from the public and private units. Upon closing of the initial public offering and the private placement, $57,500,000 was placed in a trust account with a trust company acting as trustee. On the closing Date of the Business Combination, the balance in the Trust Account, net of $18,630 of redemptions by Newborn shareholders, was $58,453,331.
Pursuant to a Purchase and Option Agreement between the Company and a former stockholder of Nuvve Corp., 600,000 shares of the Company’s common stock were repurchased immediately after the closing for $6,000,000 out of the proceeds available from the Trust Account.
After the closing of the above transactions, payment of transaction costs of $3,702,421, repayment of loans made by Newborn’s sponsor to Newborn of $487,500, and deposit into escrow of $495,000 to cover the balance of the PPP Loan (see Note 8 of the Consolidated Financial Statements for further information), the Company received total net proceeds in cash of $62,018,410 result of the above transactions.

Off-Balance Sheet Arrangements
Nuvve is not a party to any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of Nuvve’s financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Nuvve to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Nuvve’s estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
While Nuvve’s significant accounting policies are described in more detail in Note 2 to its consolidated financial statements included elsewhere in this report, it believes the following accounting policies and estimates to be most critical to the preparation of its consolidated financial statements.
Revenue Recognition
Nuvve recognizes revenue using the five-step model under ASC 606 in determining revenue recognition that requires Nuvve to exercise judgment when considering the terms of contracts, which includes: (a) identification of the contract, or contracts, with a customer; (b) identification of the performance obligations in the contract; (c) determination of the transaction price; (d) allocation of the transaction price to the performance obligations in the contract; and (e) recognition of revenue when, or as, it satisfies a performance obligation.
Nuvve may enter into contracts with customers that include promises to transfer multiple products and services, such as charging systems, software subscriptions, extended maintenance, and professional services. For arrangements with multiple products and services, Nuvve evaluates whether the individual products and services qualify as distinct performance obligations. In Nuvve’s assessment of whether products and services are a distinct performance obligation, it determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires Nuvve to assess the nature of each of its networked charging systems, subscriptions, and other offerings and how they are provided in the context of the contract, including whether they are significantly integrated which may require judgment based on the facts and circumstances of the contract.
The transaction price for each contract is determined based on the amount Nuvve expects to be entitled to receive in exchange for transferring the promised products or services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees Nuvve charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties such as sales taxes, which are collected on behalf of and remitted to governmental authorities, or driver fees, collected on behalf of customers who offer public charging for a fee.
When agreements involve multiple distinct performance obligations, Nuvve accounts for individual performance obligations separately if they are distinct. Nuvve applies significant judgment in identifying and accounting for ach performance obligation, as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. Nuvve determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices and its overall pricing objectives, while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, Nuvve estimates the SSP using the residual approach.
Nuvve has entered into various agreements for research and development services. The terms of these arrangements typically include terms whereby Nuvve receives milestone payments in accordance with the scope of services outlined in the respective agreement or is reimbursed for allowable costs. At the inception of each arrangement that includes milestone payments, Nuvve evaluates whether a significant reversal of cumulative revenue associated with achieving the milestones is probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Nuvve applies considerable judgment in evaluating factors such as the scientific, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. At the end of each subsequent reporting period, Nuvve reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
Revenue for other service contracts is recognized over time using an input method where progress on the performance obligation is measured based on the proportion of actual costs incurred to date relative to the total costs expected to be required to satisfy the performance obligation. The payment terms for some of the Company’s service contracts include revenue sharing arrangements whereby the Company is entitled to the right to receive a portion of the revenue generated by the customer selling energy through the GIVe platform or from carbon credits received as a result of the customer using the GIVe platform.
During 2017, Nuvve was awarded grant funding from the California Energy Commission, which contract continued through 2020. Nuvve has concluded as of January 1, 2019 that this government grant is not within the scope of ASC 606, as government entity does not meet the definition of a “customer” as defined by ASC 606, as there is not considered to be a transfer of control of goods or services to the government entity funding the grant. Revenues from this grant are based upon internal costs incurred that are specifically covered by the grant. Revenue is recognized as Nuvve incurs expenses that are related to the grant. Nuvve believes this policy is consistent with the overarching premise in ASC 606, to ensure that it recognizes revenues to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services, even though there is no “exchange” as defined in the ASC. Nuvve believes the recognition of revenue as costs are incurred and amounts become earned/realizable is analogous to the concept of transfer of control of a service over time under ASC 606.
For sales of finished products (charging stations) to customers which are standalone performance obligations, Nuvve satisfies its performance obligation and records revenues when transfer of control has passed to the customer, which Nuvve has determined as the date at which the product ships. The transaction price is determined based upon the invoiced sales price. Payment terms generally require remittance from customer within 30 days of the sale date. When charging stations are sold as part of a solution, Nuvve satisfies its performance obligation and records revenues when the charging stations are installed and commissioned.
The Company occasionally enters into agreements with customers in which EV charging stations are sold at a discount in exchange for a higher percentage of revenue share from the customer selling energy through the GIVe platform or from carbon credits. Due to the long-term nature of these payment terms, certain contracts are considered to have significant financing components as it relates to the equipment. The Company estimates the effect of any significant financing component and records the revenue associated with the equipment at the estimated present value of the expected stream of payments. As payments are received, the difference between the total payment and the amortized value of the receivable is recorded to interest income using the effective yield method.
Areas of Judgment and Estimates
Determining whether multiple promises in a contract constitute distinct performance obligations that should be accounted for separately or as a single performance obligation requires significant judgment. In reaching its conclusion, Nuvve assesses the nature of each individual service or product offering and how the services and products are provided in the context of the contract, including whether the services are significantly integrated which may require judgment based on the facts and circumstances of the contract. Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgment. Nuvve determines SSP using observable pricing when available, which takes into consideration market conditions and customer specific factors. When observable pricing is not available, Nuvve first allocates to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price.

Principles of Consolidation

We consolidate entities based on either a variable interest model or voting interest model. As such, for entities that are determined to be VIEs, we consolidate those entities where we have both significant economics and the power to direct the activities of the entity that impact economic performance.

The consolidation guidance requires qualitative and quantitative analysis to determine whether our involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests would give us a controlling financial interest. This analysis requires judgment. These judgments include: (1) determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (2) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the success of the entity, (3) determining whether two or more parties’ equity interests should be aggregated, (4) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity and (5)

evaluating the nature of relationships and activities of the parties involved in determining which party within a related-party group is most closely associated with a VIE and hence would be deemed the primary beneficiary.

The creditors of the consolidated VIEs do not have recourse to us other than to the assets of the consolidated VIEs. See Note 2 for details.
Stock-based compensation
Nuvve grants stock options and restricted stock awards to employees and non-employees. Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make certain assumptions and judgments. These estimates involve inherent uncertainties, and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded. Stock-based compensation is measured at the grant date, based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period. Nuvve recognizes forfeitures as they occur.
The determination of the grant date fair value of stock option awards issued is affected by a number of variables, including the fair value of Nuvve’s underlying common stock, its expected common stock price volatility over the term of the option award, the expected term of the award, risk-free interest rates, and the expected dividend yield of Nuvve Common Stock.
The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Nine Months Ended September 30,
	2021	2020
Expected life of options (in years)	6.0	—
Dividend yield	0%	—
Risk-free interest rate	1.02%	—
Expected volatility	60.2%	—
There were no stock options granted during the nine months ended September 30, 2020.
•Expected Life. The expected term represents the expected life of options is the average of the contractual term of the options and the vesting period.
•Dividend Yield. The expected dividend yield is zero as Nuvve has never declared or paid cash dividends and has no current plans to do so over the expected life of the options.
•Risk Free Interest Rate. The risk-free interest rate is based on the yields on U.S. Treasury debt securities with maturities approximating the estimated life of the options.
•Expected Volatility. As Nuvve has only been a public company for a short period of time, the volatility rate was estimated by management based on the average volatility of certain public company peers within Nuvve’s industry corresponding to the expected term of the awards.
Common Stock Valuation
Historically for financial statement periods prior to the Business Combination, the fair value of Nuvve Common Stock has been determined by the Nuvve’s Board of Directors with the assistance of management. In the absence of a public trading market for Nuvve Common Stock, on each grant date, Nuvve developed an estimate of the fair value of Nuvve Common Stock based on the information known on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of Nuvve Common Stock, and in part on input from third-party valuations. For periods subsequent to the Business Combination, the Company determines the fair value of its common stock based on the price of its publicly traded stock.
Nuvve’s valuations of Nuvve Common Stock are determined in accordance with ASC 820, Fair Value Measurement and the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions used to determine the estimated fair value of Nuvve Common Stock are based on numerous objective and subjective factors, combined with management’s judgment, including:
•third-party valuations of its common stock;
•external market conditions affecting the EV industry and trends within the industry;
•the rights, preferences, and privileges of Nuvve convertible Series A preferred stock relative to those of Nuvve Common Stock;
•the prices at which Nuvve sold shares of its common stock;
•its financial condition and operating results, including its levels of available capital resources;
•the progress of its research and development efforts, its stage of development, and business strategy;
•the likelihood of achieving a liquidity event, such as an initial public offering or a sale of Nuvve given prevailing market conditions;
•the history and nature of Nuvve’s business, industry trends, and competitive environment;
•the lack of marketability of Nuvve Common Stock;
•equity market conditions affecting comparable public companies; and
•general U.S. and global market conditions.
In determining the fair value of Nuvve Common Stock, Nuvve established the enterprise value of its business using the market approach and the income approach. Nuvve also estimated the enterprise value by reference to the closest round of equity financing preceding the date of the valuation if such financing took place around the valuation date. Under the income approach, forecasted cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over multiple years based on forecasted financial information provided by Nuvve’s management and a terminal value for the residual period beyond the discrete forecast, which are discounted at its estimated weighted-average cost of capital to estimate its enterprise value. Under the market approach, a group of guideline publicly-traded companies with similar financial and operating characteristics to Nuvve are selected, and valuation multiples based on the guideline public companies’ financial information and market data are calculated. Based on the observed valuation multiples, an appropriate multiple was selected to apply to Nuvve’s historical and forecasted revenue results.
In allocating the equity value of Nuvve’s business among the various classes of equity securities, it used the option pricing model (“OPM”) method, which models each class of equity securities as a call option with a unique claim on its assets. The OPM treats Nuvve Common Stock and convertible Series A preferred stock as call options on an equity value with exercise prices based on the liquidation preference of its redeemable convertible preferred stock. The common stock is modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after its redeemable convertible preferred stock is liquidated. The exclusive reliance on the OPM is appropriate when the range of possible future outcomes was difficult to predict and resulted in a highly speculative forecast.
Since August 2020, Nuvve used a hybrid method utilizing a combination of the OPM and the probability weighted expected return method (“PWERM”). The PWERM is a scenario-based methodology that estimates the fair value of ommon shares based upon an analysis of future values for Nuvve, assuming various outcomes.
The common share value is based on the probability-weighted present value of expected future investment returns considering two possible scenarios available as well as the rights of each class of shares. These two scenarios are: (i) a transaction with a SPAC and (ii) remaining a private company. The value of the common shares is determined based on an analysis of Nuvve’s operations and projections as of the valuation date, as well as its expected SPAC value for which we have discounted back to the valuation date at an appropriate risk-adjusted discount rate. We then probability weighted each outcome to arrive at an indication of value for the common shares. Nuvve used the OPM and the PWERM to allocate the equity value of its business among the various classes of stock.
After the allocation to the various classes of equity securities, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common stock. A DLOM was meant to account for the lack of marketability of a stock that was not publicly traded. In making the final determination of common stock value, consideration was also given to recent sales of common stock.
Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding Nuvve’s expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact Nuvve’s valuations as of each valuation date and may have a material impact on the valuation of Nuvve Common Stock. Following the Business Combination, it will not be necessary to estimate the fair value of the Company’s Common Stock as the shares will be traded in a public market.
Income Taxes
Nuvve utilizes the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities reflect the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. Nuvve makes estimates, assumptions, and judgments to determine its provision for its income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. Nuvve assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes that recovery is not likely, it establishes a valuation allowance.
Nuvve recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits which, as of the date of this report, have not been material, are recognized within provision for income taxes.
Recent Accounting Pronouncements
See Note 2 of Nuvve’s consolidated financial statements included elsewhere in this report for more information regarding recently issued accounting pronouncements.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. The Company is an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period.
The Company expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date the Company (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare the Company’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 2 of the accompanying audited consolidated financial statements and unaudited consolidated financial statements of Nuvve included elsewhere in this report for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the nine months ended September 30, 2021.
In addition, the Company intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, the Company intends to rely on such exemptions, the Company is not required to, among other things: (a) provide an auditor’s attestation report on the Company’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); or (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
The Company will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of the Company’s first fiscal year following the fifth anniversary of Newborn’s IPO, (b) the last date of the Company’s fiscal year in which the Company has total annual gross revenue of at least $1.07 billion, (c) the date on which the Company is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Item 3.    Quantitative and Qualitative Disclosures About Market Risk.
Not applicable.
Item 4.    Controls and Procedures.
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, our principal executive officer and principal accounting and financial officer, respectively, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2021.
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2021 due to the material weaknesses in our internal control over financial reporting described below. In light of this fact, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the condensed consolidated financial statements for the periods covered by and included in this Quarterly Report on Form 10-Q fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.
Changes in Internal Control over Financial Reporting
Except for the changes in connection with the ongoing remediation of the previously identified material weaknesses discussed below, there has been no change in our internal control over financial reporting during the quarter ended September 30, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Material Weakness
In connection with the preparation of our consolidated financial statements for the years ended December 31, 2020 and 2019, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses, which we have started remediating but have not completed the remediation as of September 30, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified in our internal control over financial reporting related to (i) segregation of duties related to roles and responsibilities in the accounting department; and (ii) financial close and reporting processes lacking formal documentation of financial closing policies and procedures, that do not result in timely production of accurate financial information, and that do not result in a consistent documentation of the considerations and conclusions related to unusual or complex accounting matters. As of September 30, 2021, we have taken a number of actions to remediate these material weaknesses, including:
•utilizing outside accounting and financial reporting consultants to supplement the Company’s resources in the area of the financial close and financial reporting;
•engaging SEC compliance and technical accounting consultants to assist in evaluating transactions for conformity with the U.S. GAAP;
•utilizing outside consultants to perform a comprehensive review of current procedures to identify and assist in implementing controls in conformity with COSO “Internal Control over Financial Reporting - Guidance for Smaller Public Companies” that was published in 2006 and updated in 2013, including the control environment, risk assessment, control activities, information and communication and monitoring; and

•hiring additional finance and accounting personnel, including hiring an SEC compliance and technical accountant, to augment accounting staff and to provide further segregation of duties and more resources for complex accounting matters and financial reporting.
We are still in the process of implementing these controls. We intend to continue to take steps to remediate the material weaknesses through formalizing documentation of policies and procedures and further evolving our accounting processes.
While we believe that these efforts will improve our internal control over financial reporting, the design and implementation of our remediation is ongoing and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight. We will not be able to conclude whether the steps we are taking will fully remediate the material weaknesses in our internal control over financial reporting until we have completed our remediation efforts and subsequent evaluation of their effectiveness.
Inherent Limitation on the Effectiveness Over Financial Reporting
The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but there can be no assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

PART II—OTHER INFORMATION
Item 1.    Legal Proceedings
We are not a party to any material legal proceedings. From time to time, we may be involved in legal proceedings or subject to claims incident to the ordinary course of business. The outcome of litigation is inherently uncertain, and there can be no assurances that favorable outcomes will be obtained. In addition, regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors.
During the three and nine months ended September 30, 2021, the Company accrued $496,666 of costs associated with the departures of former employees.
Item 1A.    Risk Factors
The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in the proxy statement/prospectus filed by us with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) on February 17, 2021 (the “Proxy Statement/Prospectus”), in the section entitled “Risk Factors” beginning on page 30, which is incorporated herein by reference. Any of these factors, in whole or in part, could materially and adversely affect the Company’s business, financial condition, operating results and stock price. Except as described below, there have been no material changes to our risk factors since the Proxy Statement/Prospectus.
Certain of our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms, which terms are similar to those contained in the warrant agreement governing certain of our warrants. Our outstanding warrants were initially issued by Newborn, our predecessor, and we were assumed by us in the Business Combination. As a result of the SEC Statement, we evaluated the accounting treatment of the public warrants and private placement warrants issued prior to Newborn’s initial public offering and determined to classify the private placement warrants as a derivative liability, measured at fair value, with changes in fair value each period reported in earnings.
As a result, included on our condensed consolidated balance sheet as of September 30, 2021, contained elsewhere in this Quarterly Report, is a derivative liability related to the private placement warrants due to certain features embedded in the private placement warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial position and results of operations may fluctuate quarterly, based on factors, which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Conducting a portion of our operations through subsidiaries and entities we may not have 100% ownership interest exposes us to risks and uncertainties, many of which are outside of our control.

We currently operate parts of our business through subsidiaries and entities we may not have 100% ownership interest, such as Dreev and Levo, and we may enter into additional ventures and strategic alliances in the future. Such ventures and strategic alliances may involve risks not otherwise present for our operations, including:

•our ventures and strategic alliances may fail to generate the expected financial results, and the return may be insufficient to justify our investment of effort and/or funds;
•we may not control the ventures and strategic alliances and/or our ventures and strategic alliances partners may hold veto rights over certain actions;
•we may experience impasses or disputes with our ventures and strategic alliances partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration;
•we may not have control over the timing or amount of distributions from the ventures and strategic alliances;
•our ventures and strategic alliances partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests;

•our ventures and strategic alliances partners may fail to fund capital contributions or fail to fulfil their obligations as ventures and strategic alliances partners;
•the arrangements governing our ventures and strategic alliances may contain restrictions on the conduct of our business and may contain certain conditions or milestone events that may never be satisfied or achieved;
•we may suffer losses as a result of actions taken by our ventures and strategic alliances partners with respect to our ventures and strategic alliances;
•it may be difficult for us to exit ventures and strategic alliances if an impasse arises or if we desire to sell our interest for any reason; and
•our ventures and strategic alliances partners may exercise termination rights under the relevant agreements.

We believe an important element in the success of any venture and strategic alliance is a solid relationship between the members of that venture and strategic alliance. If there is a change in ownership, a change of control, a change in management or management philosophy, a change in business strategy or another event with respect to a member of a venture and strategic alliance that adversely impacts the relationship between the venture and strategic alliance members, it could adversely impact that venture and strategic alliance.

If our partners are unable or unwilling to invest in the ventures and strategic alliances in the manner that is anticipated or otherwise fail to meet their contractual obligations, the ventures and strategic alliances may be unable to adequately perform and conduct their respective operations, or may require us to provide, or make other arrangements for additional financing for the ventures and strategic alliances. Such financing may not be available on favorable terms, or at all.

The other partners in our ventures and strategic alliances may have economic or business interests or goals that are inconsistent with our interests or goals. For example, even where we control a venture and strategic alliance, the other members in our venture and strategic alliance may exercise veto rights to block actions that we believe to be in our best interests and may take action contrary to our objectives with respect to the venture and strategic alliance. Partners in our ventures and strategic alliances who provide financing may prioritize the return of their investment over maximizing the value of the enterprise.

In cases where we choose to pursue a business through a venture and strategic alliance, we cannot assure you that financing for the business would not be available on more favorable terms through other sources. Furthermore, our competitors may be able to obtain less expensive financing for similar business opportunities, which may provide them with a competitive advantage.
In addition to having an adverse effect on our results of operations and financial condition, if any of these risks come to pass, it may have a material negative impact on our brand and how it is perceived by customers.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds.
During the nine months ended September 30, 2021, in addition to the unregister sales of equity securities previously reported by us in our current reports on Form 8-K, the Company granted 359,923 shares of restricted stock to its employees under the 2020 Equity Incentive Plan. See Note 10, Stock Option Plan, of the Notes to Unaudited Condensed Consolidated Financial Statements included in this Quarterly Report on Form 10-Q for details. The shares of restricted stock were granted pursuant to the exemption from registration provided by section 4(a)(2) of Securities Act of 1933, as amended, for transactions not involving a public offering.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the nine months ended September 30, 2021, pursuant to a purchase and option agreement, dated as of November 11, 2020 (the “Purchase and Option Agreement”), between us and EDF Renewables, Inc. (“EDF Renewables”), a former stockholder of Nuvve Corporation, our wholly owned subsidiary, and the owner of more than 5% of our common stock, we repurchased 600,000 shares of our common stock from EDF Renewables at a price of $10.00 per share on March 19, 2021. In addition, on March 19, 2021, EDF Renewables exercised its option to sell an additional $2,000,000 of shares of our common stock back to us at a price per share of approximately $14.87 (the average closing price over the five trading days preceding the date of exercise), or 134,449 shares of our common stock. The sale of the shares to us pursuant to the option closed on April 26, 2021.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased under the Plans or Programs
Mar. 1 – Mar. 31	600,000	$10.00	600,000	—
April 1 - June 30	134,500	$14.87	134,500	—
July 1 - September 30	—	$—	—	—
Total	734,500			—

Item 3.    Defaults Upon Senior Securities.
None.
Item 4.    Mine Safety Disclosures.
Not applicable.
Item 5.    Other Information.
None.

Item 6.    Exhibits.

		Incorporation by Reference
Exhibit No.	Description	Form	Exhibit No.	Filing Date
2.1	Amendment No. 1 to Merger Agreement dated February 20, 2021	8-K†	1.1	2/23/2021
3.1	Amended and Restated Certificate of Incorporation	8-K	3.1	3/25/2021
3.2	Amended and Restated Bylaws	8-K	3.2	3/25/2021
4.1	Warrant Agreement, dated February 13, 2020, by and between Continental Stock Transfer & Trust Company and the Registrant	8-K†	4.5	2/20/2020
4.2	Amendment No. 1 to Warrant Agreement	8-K	4.4	3/25/2021
4.3	Unit Purchase Option, dated February 19, 2020, between the Registrant and Chardan Capital Markets LLC	8-K†	4.7	2/20/2020
4.4	Amendment No. 1 to Unit Purchase Option	8-K	4.6	3/25/2021
10.1	Indemnification Escrow Agreement	8-K	10.1	3/25/2021
10.2	Earn-out Escrow Agreement	8-K	10.2	3/25/2021
10.3	Form of Lock-Up Agreement	424B3	Annex A (Ex. A)	2/17/2021
10.4	Amended and Restated Registration Rights Agreement	424B3	Annex A (Ex. B)	2/17/2021
10.5	Stockholder’s Agreement	8-K	10.5	3/25/2021
10.6	Form of PIPE Subscription Agreement	8-K	10.6	3/25/2021
10.7	Form of PIPE Registration Rights Agreement	8-K	10.7	3/25/2021
10.8	Purchase and Option Agreement	8-K	10.8	3/25/2021
10.9	Nuvve Holding Corp. 2020 Equity Incentive Plan	424B3	Annex C	2/17/2021
10.10	Employment Agreement with Gregory Poilasne	8-K	10.10	3/25/2021
10.11	Employment Agreement with Ted Smith	8-K	10.11	3/25/2021
10.12	Employment Agreement with David Robson	8-K	10.12	3/25/2021
10.13	Form of Indemnification Agreement	8-K	10.13	3/25/2021
10.14#	IP Acquisition Agreement, effective November 2, 2017, between University of Delaware and Nuvve Corporation	S-4	10.16	2/4/2021
10.15#	Amended and Restated Research Agreement, dated September 1, 2017, between University of Delaware and Nuvve Corporation	S-4	10.17	2/4/2021
10.16	Paycheck Protection Program Note, dated April 30, 2020, issued by Nuvve Corporation to Silicon Valley Bank	S-4	10.18	2/4/2021
10.17#	Amended and Restated Limited Liability Company Agreement for Levo, dated as of August 4, 2021, by and among Nuvve Corporation, Stonepeak Rocket Holdings LP and Evolve Transition Infrastructure LP.	8-K/A	10.1	8/8/2021
10.18#	Development Services Agreement, dated as of August 4, 2021, by and between Nuvve Holding Corp. and Levo Mobility LLC.	8-K/A	10.2	8/8/2021
10.19#	Parent Letter Agreement, dated as of August 4, 2021, by and among Nuvve Holding Corp., Stonepeak Rocket Holdings LP, Evolve Transition Infrastructure LP and Levo Mobility LLC.	8-K/A	10.3	8/8/2021
10.20#	Board Rights Agreement, dated as of August 4, 2021, by and among Nuvve Holding Corp. and Stonepeak Rocket Holdings LP.	8-K/A	10.4	8/8/2021
10.21#	Intellectual Property License and Escrow Agreement, dated as of August 4, 2021, by and between Nuvve Holding Corp. and Levo Mobility LLC.	8-K/A	10.5	8/8/2021
31.1	Rules 13a-14(a) Certification of Chief Executive Officer	*
31.2	Rules 13a-14(a) Certification of Chief Financial Officer	*
32.1	Section 1350 Certification of Chief Executive Officer	+
32.2	Section 1350 Certification of Chief Financial Officer	+

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	+
101.SCH	Inline XBRL Taxonomy Extension Schema Document	+
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	+
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	+
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document	+
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	+
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	+
_____________________
*    Filed herewith.
+    Furnished herewith.
†    Filed by Newborn Acquisition Corp., the predecessor to the registrant.
#    Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
November 12, 2021

NUVVE HOLDING CORP.

By:	/s/ Gregory Poilasne
Gregory Poilasne Chief Executive Officer